Exhibit 99.1
NORTH AMERICAN ENERGY PARTNERS INC.
ANNUAL INFORMATION FORM
June 20, 2008

ADDITIONAL INFORMATION	56
Experts	56
Additional Information	57
Glossary	58
Audit Committee Charter	EXHIBIT A

EXPLANATORY NOTES
          The information in this annual information form is stated as at June 20, 2008, unless otherwise indicated.
          For an explanation of the capitalized terms and expressions and certain defined terms, please refer to the “Glossary” at the end of this annual information form. All references in this annual information form to “we”, “us”, “NAEPI” or the “Company”, unless the context otherwise requires, means North American Energy Partners Inc. and its Subsidiaries (as defined below).
INDUSTRY DATA AND FORECASTS
          This annual information form includes industry data and forecasts that we have obtained from publicly available information, various industry publications, other published industry sources and our internal data and estimates. For example, in this annual information form, information regarding actual and anticipated production, reserves and current and scheduled projects in the Canadian oil sands was obtained from the Alberta Energy and Utilities Board (“EUB”) and the Canadian Energy Research Institute (“CERI”). Information regarding historical capital expenditures in the oil sands was obtained from the Canadian Association of Petroleum Producers (“CAPP”).
          Industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that these publications and reports are reliable, we have not independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from our customers, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources. References to barrels of oil related to the oil sands in this document are quoted directly from source documents and refer to both barrels of bitumen and barrels of bitumen that have been upgraded into synthetic crude oil, which is considered synthetic because its original hydrocarbon mark has been altered in the upgrading process. We understand that there is generally some shrinkage of bitumen volumes through the upgrading process. The shrinkage is approximately 11% according to the Canadian National Energy Board. We have not made any estimates or calculations with regard to these volumes and have quoted these volumes as they appeared in the related source documents.
FORWARD-LOOKING STATEMENTS
          This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could,” “would,” “should,” “target,” “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend,” “position” or the negative of those terms or other variations of them or comparable terminology.
          Examples of such forward-looking information in this document include but are not limited to statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(a)	the expected continued rapid growth of operators in the oil sands business and the benefits to us therefrom;

(b)	the planned expenditures in the Canadian oil sands that will allow us to increase our business from current projects and create opportunities for us to provide services to new projects;

(c)	that acquisition opportunities will materialize that will allow us to expand our complementary service offerings which we will be able to cross-sell with our existing services;

(d)	the increase in the needs of oil sands operators for certain types of services as they expand their operations and as new oil sands operations come on line;

(e)	the expectation that we will increase revenues by providing recurring services to our existing customers;

(f)	our ability to generate additional heavy construction and mining, piling and pipeline services work through our relationships with certain of our customers;

(g)	the success of the enhancements to our maintenance practices resulting in improved availability through reduced repair time and increased utilization of our equipment;

(h)	our ability to become a competitive supplier in future projects of similar nature to the projects we have completed;

(i)	the limited risk that royalty changes will cause our customers to cancel, delay or reduce the scope of any significant mining developments;

(j)	the continued growth of diamond mining in Canada;

(k)	the strong infrastructure spending outlook in Canada;

(l)	the expectation that we will supply an additional 10 years of overburden removal for Canadian Natural once our current contract expires;

(m)	the effect on our business or financial position as a result of future compliance with applicable environmental laws and regulations;

(n)
the effect of changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws and regulations requiring us to make additional material expenditures;

(o)	the continued tire supply shortage; and

(p)	the completion of the various projects referenced in this document at the anticipated or scheduled time.
          Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this annual information form include, but are not limited to:

          The forward-looking information in paragraphs (a), (b), (d), (e), (f), (i), (j), (k), (l), (o) and (p) rely on certain market conditions and demand for our services and are based on the assumptions that; the global economy remains strong and the demand for commodities, particularly oil, remains high; high demand for commodities results in strong prices which drive the development of Canada’s natural resources, in particular the oil sands; the oil sands continue to be an economically viable source of energy and our customers and potential customers continue to invest in the oil sands and other natural resources developments; our customers and potential customers will continue to outsource the type of activities for which we are capable of providing service; and the western Canadian economy continues to develop with additional investment in commercial and public construction; and are subject to the risks and uncertainties that:
•	anticipated major projects in the oil sands may not materialize;

•	demand for our services may be adversely impacted by regulations affecting the energy industry;

•	failure by our customers to obtain required permits and licenses may affect the demand for our services;

•
changes in our customers’ perception of oil prices over the long-term could cause our customers to defer, reduce or stop their investment in oil sands projects, which would, in turn, reduce our revenue from those customers;

•
insufficient pipeline, upgrading and refining capacity or lack of sufficient governmental infrastructure to support growth in the oil sands region could cause our customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, which would, in turn, reduce our revenue from those customers;

•	a change in strategy by our customers to reduce outsourcing could adversely affect our results;

•	cost overruns by our customers on their projects may cause our customers to terminate future projects or expansions which could adversely affect the amount of work we receive from those customers;

•	because most of our customers are Canadian energy companies, a downturn in the Canadian energy industry could result in a decrease in the demand for our services;

•	shortages of qualified personnel or significant labor disputes could adversely affect our business; and

•	unanticipated short-term shutdowns of our customers’ operating facilities may result in temporary cessation or cancellation of projects in which we are participating.
          The forward-looking information in paragraphs (b), (c), (e), (f), (g), (l), and (m) rely on our ability to execute our growth strategy and are based on the assumptions that; the management team can successfully manage the business, we can maintain and develop our relationships with our current customers, we will be successful in developing relationships with new customers, we will be successful in the competitive bidding process to secure new projects, and that we will identify and implement improvements in our maintenance and fleet management practices; and are subject to the risks and uncertainties that:
•	our ability to grow our operations in the future may be hampered by our inability to obtain long lead time equipment and tires, which are currently in limited supply;

•	if we are unable to obtain surety bonds or letters of credit required by some of our customers, our business could be impaired;

•	we are dependent on our ability to lease equipment, and a tightening of this form of credit could adversely affect our ability to bid for new work and/or supply some of our existing contracts;

•	our business is highly competitive and competitors may outbid us on major projects that are awarded based on bid proposals;

•	our customer base is concentrated, and the loss of or a significant reduction in business from a major customer could adversely impact our financial condition;

•	lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs;

•	our operations are subject to weather-related factors that may cause delays in our project work;

•	environmental laws and regulations may expose us to liability arising out of our operations or the operations of our customers; and

•	many of our senior officers have either recently joined the company or have just been promoted and have only worked together as a management team for a short period of time.
          While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Risks and Uncertainties” below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent annual management’s discussion and analysis.
NON-GAAP FINANCIAL MEASURES
          The body of generally accepted accounting principles applicable to us is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the SEC and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. EBITDA is calculated as net income (or loss) before interest expense, income taxes, depreciation and amortization. Consolidated EBITDA per bank is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income (or loss). We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as depreciation and amortization, interest and taxes, that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether capital assets are being allocated efficiently. In addition, our revolving credit facility requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA per bank. Non-compliance with these financial covenants could result in our being required to immediately repay all amounts outstanding under our revolving credit facility. EBITDA and Consolidated EBITDA per bank are not measures of performance under Canadian GAAP or U.S. GAAP and our computations of EBITDA and Consolidated EBITDA per bank may vary from others in our industry. EBITDA and Consolidated EBITDA per bank should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA per bank have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under Canadian GAAP or U.S. GAAP. For example, EBITDA and Consolidated EBITDA per bank do not reflect our cash expenditures or requirements for capital expenditures or capital commitments, do not reflect changes in or cash requirements for, our working capital needs, do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt, exclude tax payments that represent a reduction in cash available to us, and do not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future. Consolidated EBITDA per bank excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period. A reconciliation of net income (loss) to EBITDA and Consolidated EBITDA per bank can be found in our management’s discussion and analysis of financial condition and results of operation for the year ended March 31, 2008 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

CORPORATE STRUCTURE
Name, Address and Incorporation
          The Company was amalgamated under the Canada Business Corporations Act (the “CBCA”) on November 28, 2006, and was the entity continuing from the amalgamation of NACG Holdings Inc. (“Holdings”) with its wholly-owned subsidiaries, NACG Preferred Corp. and North American Energy Partners Inc. The amalgamated entity continued under the name North American Energy Partners Inc. The Company’s head office is located at Zone 3, Acheson Industrial Area, 2 – 53016 Hwy 60, Acheson, Alberta, T7X 5A7.
          The Company wholly-owns NACG Finance LLC and North American Construction Group Inc. (“NACG”). NACG, in turn, wholly-owns our operating subsidiaries (collectively, the “Subsidiaries”). The chart below depicts our corporate structure and indicates the jurisdiction of formation of each of our direct and indirect Subsidiaries.

DESCRIPTION OF THE BUSINESS
General
          We are a leading resource services provider to major oil, natural gas and other natural resource companies, with a primary focus on the Alberta oil sands. We provide a wide range of mining and site preparation, piling and pipeline installation services to our customers across the entire lifecycle of their projects. We are the largest provider of contract mining services in the oil sands area and we believe we are the largest piling foundations installer in western Canada. In addition, we believe that we operate the largest fleet of equipment of any contract resource services provider in the oil sands. Our total fleet includes 845 pieces of diversified heavy construction equipment supported by over 925 ancillary vehicles. While our expertise covers heavy earth moving, site preparation, underground industrial piping, piling and pipeline installation in any location, we have a specific capability operating in the harsh climate and difficult terrain of the oil sands and northern Canada.
          Our core market is the Alberta oil sands, where we generated 69% of our fiscal 2008 revenue. The oil sands are located in three regions of northern Alberta: Athabasca, Cold Lake and Peace River. According to the EUB, Canada’s oil sands are estimated to hold 315 billion barrels of ultimately recoverable oil reserves, with established reserves of almost 174 billion barrels, second only to those of Saudi Arabia. According to CAPP, oil sands production of bitumen was approximately 1.1 million barrels per day (“bpd”) in 2006, accounting for 43% of total Canadian Oil production. According to CERI, oil sands production is expected to increase to approximately 4.1 million bpd by 2015 and account for approximately 80% of total Canadian oil output. In order to achieve this increase in production, CERI estimates that over $228 billion of capital expenditures by companies operating in the oil sands will be required between 2007 and 2015.
          We believe that our significant knowledge, experience, equipment capacity and scale of operations in the oil sands differentiate us from our competition. Our principal customers are the major operators in the oil sands, including all three of the producers that currently mine bitumen, being Syncrude Canada Ltd., Suncor Energy Inc. and Albian Sands Energy Inc. (a joint venture among Shell Canada Limited, Chevron Canada Limited and Western Oil Sands Inc.). Canadian Natural Resources Limited (“Canadian Natural”), another significant customer, is developing a bitumen-mining project in the oil sands which is currently under construction. Petro-Canada, a new customer, is also developing a bitumen-mining project that recently began construction. We provide services to every company in the oil sands that uses surface mining techniques for its production. According to CAPP, these surface mining techniques currently account for over 60% of total oil sands production. We have also provided site construction services for in-situ producers, which use horizontally drilled wells to inject steam into deposits and pump bitumen to the surface.
          We have long-term relationships with most of our customers. For example, we have been providing services to Syncrude and Suncor since they pioneered oil sands development over 30 years ago. In fiscal 2008, 39% of our revenues were derived from recurring work and long-term contracts, which assist in providing stability to our operations.
History and Development of the Business
          The Company completed an initial public offering (“IPO”) of its common shares and related reorganization (the “Reorganization”) in November 2006 to finance growth and expansion. The Common Shares began trading on the New York Stock Exchange on November 22, 2006 and became fully tradable on the Toronto Stock Exchange on November 28, 2006. Through the IPO, the Company raised a total of $152.6 million in net proceeds, which was used primarily to restructure its balance sheet and to reduce outstanding debt and buy out a number of equipment operating leases. For more information on the IPO and the Reorganization see “The IPO and the Reorganization”. The following is a summary of the significant events that have influenced the Company’s business over the past 3 years.
          The Company has been in a rapid growth phase for the past three years, as we have responded to robust conditions in the Alberta oil sands, commercial and public construction, conventional oil and gas, and minerals mining sectors. In response to the growing demand for our services, we have acquired new equipment and have hired additional personnel over the past three years. The high level of construction activity resulting from the development of the Alberta oil sands has been the primary driver of our growth over the last three years. Oil sands customers typically employ our services and expertise throughout the entire lifecycle of their projects, beginning with initial constructability and budget planning through to site development, mine construction, expansions, site maintenance, production and eventual site reclamation.
          Numerous pipeline construction and expansion projects have also been announced to address limited existing pipeline capacity and to accommodate the increasing oil sands production levels. This includes Kinder Morgan’s Trans Mountain (“TMX”) Anchor Loop project, which we worked on throughout fiscal 2008. In addition, the development of the oil sands and the strength of the western Canadian economy have resulted in booming commercial construction markets and increased public infrastructure spending.
          Exploration and development in other resource sectors are also providing the Company with growth opportunities. The high levels of commodity prices are creating incentives for companies to develop properties across Canada, providing the Company with opportunities beyond the Alberta oil sands. For example, the Company recently completed a three-year contract for site preparation and initial construction with DeBeers at their Victor diamond mining project in northern Ontario.
          Our Heavy Construction and Mining segment recorded record revenue of $626.6 million in fiscal 2008 (representing 63.3% of fiscal 2008 consolidated revenue) and has achieved compound annual growth of 33.3% over the past three years. This division has benefited from the increase in production at the Canadian Natural site under our 10-year overburden removal contract, as well as increased demand for our site services under our master services agreements with Syncrude Canada Ltd. (“Syncrude”) and Albian Sands Ltd. (“Albian”). We recently expanded our oil sands customer base to include Petro-Canada, the latest producer to enter the oil sands. Consistent with our “first in, last off” strategy, we are providing early clearing, site preparation and construction services to Petro-Canada’s new Fort Hills project.
          Beyond the Alberta oil sands, our contract with DeBeers for the Victor diamond project in northern Ontario has provided significant revenue for the Heavy Construction and Mining division over the past three years. With the completion of this project, we intend on pursuing other opportunities with DeBeers through the our relationship with them established in the Victor project. We are also pursuing other non-oil sands opportunities in an effort to expand our operations and to maintain end-market diversification.
          We have also expanded our capabilities in the last year to include general contracting services. During fiscal 2008 we served as the primary contractor, and successfully completed a design-build contract for, the construction of Albian’s aerodrome. We have progressed substantially on the Suncor Millennium Naphtha Unit project where we were selected as the general contractor to manage and perform all of site preparation, underground utilities, piling and concrete foundation work. We are also fully engaged at Suncor Voyageur where we are the General Contractor for a significant portion of the underground pipe installation, construction dewatering and pilling installations. These projects are part of a five-year site services contract currently underway.
          Our Piling segment has achieved 38.6% compound annual revenue growth over the past three years and achieved revenue of $162.4 million (representing 16.4% of fiscal 2008 consolidated revenue) for the fiscal year ended March 31, 2008. The growth in this division is primarily related to increased construction activity in the oil sands and robust commercial and public construction markets in Alberta, British Columbia and Saskatchewan. Major recent projects include the provision of piling for the expansion of Shell’s Scotford upgrader facility in Edmonton and the construction of the coker and naphtha units on Suncor’s Millennium site. We are also providing the piling work for Suncor’s latest development, Voyageur.
          On September 1, 2006, we completed the acquisition of Midwest Foundations Technologies Ltd., which allowed us to gain expertise and proprietary technology for micro-piling, which the process of installing high-density, small diameter piles into areas where access is limited. On May 1, 2007, we completed the acquisition of Active Auger Services 2001 Ltd., which provided us with a presence in northern Saskatchewan. Both acquisitions have been contributors to the growth of our Piling business.
          Our Pipeline segment (representing 20.3% of fiscal 2008 consolidated revenue) has undergone a transformation over the past three years and has achieved an 85.4% compound annual revenue growth and generated total revenue of $201 million in the most recently completed fiscal year. Given the scale of most pipeline projects, we typically work with just one pipeline customer on one major project at a time. In fiscal 2006, the customer we were working with changed its outsourcing strategy, resulting in a reduced workload for our Pipeline segment. As the result of this capacity, we secured a number of pipeline construction contracts with new customers. During fiscal 2007 and 2008, we incurred losses on two of these new contracts as the result of unanticipated weather and ground conditions and client changes to fixed-price contracts. The legacy fixed-price contracts were completed in the first half of fiscal 2008 and all of the additional costs resulting from these contracts were recognized in fiscal 2007 and 2008. We are currently working with the clients through the claim process to recover some of these costs.
          Our Pipeline segment refocused its bidding strategy and subsequently secured the TMX Anchor Loop contract with Kinder Morgan. With an original contract value of $185 million, this is by far the largest pipeline contract we have ever executed and is a cost-reimbursable contract. The TMX Anchor Loop project is expected to be complete by October 2008. Our strategy going forward will be to continue to pursue similar cost-reimbursable contracts.
Our Competitive Strengths
          We believe our competitive strengths are as follows:
Leading market position
          We are the largest provider of contract mining services in the oil sands area and we believe we are the largest piling foundations installer in western Canada. We have operated in western Canada for over 50 years and have participated in every significant oil sands mining project since operators first began working in the oil sands over 30 years ago. We believe we operate the largest fleet of any contract services provider in the oil sands. We believe we are one of only a few companies capable of taking on long-term, large-scale projects in the oil sands. In addition, we have extensive experience operating in the challenging working conditions created by the harsh climate and difficult terrain of the oil sands and northern Canada. We believe the combination of our significant size, extensive experience and broad service offerings has allowed us to develop our market position and reputation in the oil sands. For example, we were selected by Canadian Natural to provide substantial services under several contracts, including a 10-year overburden removal contract.
Large, well-maintained equipment fleet
          As of March 31, 2008, we had a heavy equipment fleet of 845 units, made up of shovels, excavators, trucks and dozers as well as loaders, graders, scrapers, cranes, pipelayers and drill rigs. Many of these units are among the largest pieces of equipment in the world and are designed for use in the largest earthmoving and mining applications globally. In addition, we had over 925 ancillary vehicles located which allow us to execute a full range of jobs for our customers. Our large, diverse fleet gives us flexibility in scheduling jobs and allows us to be responsive to our customers’ needs. A well-maintained fleet is critical in the harsh climatic and environmental conditions we encounter. We operate four significant maintenance and repair centers, which are capable of accommodating the largest pieces of equipment in our fleet, on the sites of the major oil sands projects. We believe that these factors have helped us to be more efficient, thereby reducing costs to our customers to further improve our competitive edge, while concurrently increasing our equipment utilization and thereby improving our profitability.
          In addition, we have a major repair facility located at our corporate headquarters near Edmonton, Alberta. This facility can perform the same major maintenance and repair activities as those maintenance centers in the oil sands and therefore acts as a back-up facility in the event of peak maintenance or repair requirements for oil sands equipment.
Broad service offering across a project’s lifecycle
          We provide our customers with resource services to meet their needs across the entire lifecycle of a project. These services include engineering assistance, construction of infrastructure, site grading, piling and pipe installation, day-to-day site maintenance, equipment supply, site upgrading services, overburden removal and land reclamation. Given the capital intensive and long-term nature of oil sands projects, we believe that our broad service offerings provide us with a competitive advantage and position us to transition from one stage of the project to the next, as we typically have knowledge of a project during its initial planning and budgeting phase. We use this knowledge to help secure contracts during the initial construction of the project as well as plan for recurring and follow-on work. As a result, we have a reputation as a “first-in, last-out” service provider in the oil sands. For example, we have both removed overburden and reclaimed land for Syncrude.
Long-term customer relationships
          As the result of our work over the years, we have well-established relationships with major oil sands producers and conventional oil and gas producers. These relationships are based on our ability to our customers’ requirements, including strong safety and performance records, a well-maintained, highly capable fleet with specific equipment dedicated to individual customers and a staff of well-trained, experienced supervisors, operators and mechanics. Historically, our largest customers by revenue have included Syncrude, Suncor, Albian and Canadian Natural. We have worked with these since they began operations in the oil sands, which in the case of Syncrude and Suncor, was over 30 years ago.
Experienced management team
          Our management team has well-established relationships with major oil sands producers and other resource industry leaders in our core markets. We believe that our management team’s experience in the resource services and mining industries enhances our ability to accomplish our strategic objectives.

The entire management team is focused on further developing our culture of performance and accountability and continuing our tradition of offering high quality service to our customers. In addition, our management and operations teams have the local level knowledge to identify acquisition opportunities.
Our Strategy
          The following is a summary of our growth strategies:
Capitalize on growth opportunities in the Canadian oil sands
          We intend to build on our market leadership position and successful track record with our customers in the oil sands to benefit from the expected rapid growth in this end market. CERI estimates that between 2007 and 2015 a total of over $228 billion in capital expenditures will be required to achieve expected increases in production. We believe that these planned expenditures will not only allow us to increase our business from current projects but also create opportunities to provide our services to new projects. To capitalize on these opportunities, we plan to continue to add to our equipment fleet. This new equipment will be acquired in regular intervals and, together with our existing fleet, will enable us to compete for new business opportunities in the oil sands as they arise.
Leverage our complementary services
          Our complementary service segments, including site preparation, pipeline installation, piling and other mining services allow us to compete for many different forms of business. Given our technical capabilities, performance history and on-site presence, we believe we are well-positioned to compete for new business across our service segments. For example, either during or after providing site preparation services to customers, we can often use the specific knowledge of the project to provide other services such as underground pipeline installation or piling work. We are often able to provide these additional services seamlessly and quickly, utilizing existing on-site resources. Unplanned work requirements frequently arise with little notice, which we are well-positioned to complete as the result of being on-site. For example, during a recent site development project, we were asked with short lead-time to install a large diameter water pipeline. We were able to coordinate our site development and pipeline projects such that we began installing pipeline on a completed portion of the site without delaying the site development schedule. We intend to build on our “first-in” position to cross-sell our other services and pursue selective acquisition opportunities that expand our complementary service offerings.
Increase our recurring revenue base
          We provide services to our customers both during construction and throughout the operation of the project. Work required as an integral part of an operating project provides us with the opportunity to perform recurring services for our customers. Over the past several years, we have increased our recurring revenues from mining services, including overburden removal, reclamation, road construction and maintenance and surface mining, from 20% of revenues in fiscal 2004 to 39% in fiscal 2008. We expect that oil sands operators’ needs for these types of services will increase as they expand their operations and as new oil sands operations come on line. We expect to increase the amount of revenues from recurring services to our existing customers.
Leverage long-term relationships with existing customers
          Several of our oil sands customers have announced intentions to increase their production capacity by expanding the infrastructure at their sites. We intend to continue to build on our relationships with these and other existing oil sands customers to win a substantial share of the heavy construction and mining, piling and pipeline services outsourced in connection with these projects. For example, we worked closely with Albian and its largest shareholder, Shell, at the Muskeg River site during its development in 2001 and we recently completed work on Shell’s Jackpine expansion project.
Increase our presence outside of the Canadian oil sands
          Canada has significant reserves of various natural resources, including diamonds, uranium, coal and gold. We have and intend to continue to utilize the expertise we have gained in the oil sands to provide similar services to other natural resource mining companies. For example, we entered into a contract with De Beers in November 2005 to provide site preparation services over a 27-month period at its second diamond mine in Canada. We recently provided consulting to Baffinland on the Mary River Iron Ore deposit in Nunavut and we are actively working with existing customers on additional “planning-stage” opportunities outside the oil sands.
Enhance operating efficiencies to improve revenue and margins
          In order to enhance our profitability, competitiveness and responsiveness, we have initiated an operational improvement plan focused on implementing systems and process improvements, performance measurement techniques, enhanced communication and improved organizational effectiveness. It is intended that these new systems, process improvements and measures will allow us to enhance our maintenance practices and to deploy our fleet in a more effective manner, resulting in both improved availability through reduced repair time and increased utilization of our equipment. Increased equipment utilization should, in turn, increase revenue and margins through the fixed-cost nature of our equipment.
Our Operations and Segments
          Over the past 50 years, we have developed an expertise operating in the difficult working conditions created by the climate and terrain of western Canada. We provide our services primarily to oil and gas and other natural resource companies through our three reportable segments: (i) Heavy Construction and Mining, (ii) Piling and (iii) Pipeline.
(i)
Heavy Construction and Mining. The services provided by this segment include surface mining for oil sands and other natural resources, including overburden removal, hauling sand and gravel and supplying labor and equipment to support customers’ mining operations; plant site development, construction of infrastructure associated with mining operations and reclamation activities; clearing, stripping, excavating and grading for mining operations and industrial site construction for mega-projects; and underground utility installation for plant, refinery and commercial building construction.

(ii)
Piling. The services included in this segment include installing all types of driven and drilled piles, caissons and earth retention and stabilization systems for industrial projects primarily focused in the oil sands and related petrochemical or refinery complexes, as well as commercial buildings and infrastructure projects.

(iii)	Pipeline. The services included in this segment include installing transmission and distribution pipe made of various materials for oil, natural gas and water.

          The table below shows the revenues generated by each operating segment for the fiscal years ended March 31, 2006, 2007 and 2008:

	Year Ended March 31,
	2008			2007			2006
	(Dollars in thousands)

Heavy construction & mining	$626,582	63.3	%	$473,179	75.2	%	$366,721	74.5	%
Piling	162,397	16.4		109,266	17.3		91,434	18.6
Pipeline installation	200,717	20.3		47,001	7.5		34,082	6.9

Total	$989,696	100.0	%	$629,446	100.0	%	$492,237	100.0	%

Heavy construction and mining
          Our heavy construction and mining segment encompasses a wide variety of services. These include a contract mining business providing the outsourcing of the equipment and labor component to the oil sands and other natural resources mining business. Our site preparation services include clearing, stripping, excavating and grading for mining operations, plant site development and other general construction projects, as well as underground utility installation for plant, refinery and commercial building construction. This business unit utilizes the vast majority of our equipment fleet and employs over 1,600 people. The majority of the employees and equipment associated with this business unit are located in the Alberta oil sands area.
          For the fiscal years ended March 31, 2006, 2007 and 2008, revenues from this segment accounted for 75%, 75% and 63% of our total revenues, respectively.
          Many oil sands and natural resource mining companies utilize contract services in their mine site operations. Our mining services consist of overburden removal, the hauling of sand and gravel, mining of the ore body and delivery of the ore to the crushing facility, supply of labor and equipment to support the owners’ mining operations, construction of infrastructure associated with mining operations, and reclamation activities, which include contouring of waste dumps and placement of secondary materials and muskeg. Many of the major producers outsource mine site operations to contractors like us so that they can better focus their own resources on exploration, property development and also to take advantage of a variety of cost efficiencies that mining contractors can provide. In our experience, mining contractors typically have had wage rates lower than those of the producers. In addition, most contractors have more flexible operating arrangements with personnel allowing for improved uptime and performance.
          Oil sands operators use our services to prepare their sites for the construction of mining infrastructure, including extraction plants and upgrading facilities, and for the eventual mining of the oil sands ore located on their properties. Outside of the oil sands, our site preparation services are used to assist in the construction of roads, natural resource mines, plants, refineries, commercial buildings, dams and irrigation systems. In order to successfully provide these types of services in the oil sands, our operators are required to use heavy equipment to transform barren terrain and difficult soil or rock conditions into a stable environment for site development. Our fleet of equipment is used for clearing vegetation and removing topsoil that is not usable as a stable sub-grade and for site grading, which includes grading, levelling and compacting the ground to provide a solid foundation for transportation or construction. We also provide utility pipe installation for the private and public sectors in western Canada. We are experienced in working with piping materials such as HDPE, concrete, PVC and steel. This work involves similar methods as those used for field, transmission and distribution pipelines in the oil and gas industry, but is generally more intricate and time consuming, as the work with these types of products is typically performed in existing plants with numerous tie-ins to live systems.
          As a result of our experience and expertise in the oil sands, we are often engaged at an early stage to help our customers plan and estimate costs to develop oil sands projects. This may entail the dissemination of information about working in the oil sands, including details about the difference in the cost of undertaking various projects in various seasons, constructability, equipment availability and requirements and our capability and insight into our customers’ plans and schedules, thereby allowing us to achieve greater accuracy in forecasting equipment and labour needs.
Piling
          Our piling services include the installation of all types of driven and drilled piles, caissons and earth retention and stabilization systems for private industrial projects such as plants and refineries; commercial buildings; and infrastructure projects, such as bridges. The piling segment currently employs approximately 350 people. Oil and gas companies developing the oil sands and related infrastructure represented approximately 55% of our piling revenue for fiscal 2008. The remaining 45% of our piling revenue was generated primarily from commercial construction companies operating in the Edmonton, Calgary, Regina, Saskatoon and Vancouver areas.
          In providing piling services, we operate a variety of crawler-mounted drill rigs, a fleet of 25-to-100-ton capacity piling cranes and pile driving hammers of all types from all of our western Canadian locations. Piles and caissons are deep foundation systems that extend up to 30 meters below a structure. Piles are long narrow shafts that distribute a load from a supported structure (such as a building or bridge) throughout the underlying soil mass and are necessary whenever the available footing area beneath a structure is insufficient to support the load above it. The foundation chosen for any particular structure depends on the strength of the rock or soil, magnitude of structural loads and depth of groundwater level. In fiscal 2006, we introduced Continuous Flight Auger (“CFA”) piling technology to the Canadian market. CFA piling is an installation method that allows for drilled, cast-in place concrete piles to be installed in an economical manner in areas of poor soil conditions. Aside from schedule enhancements to the project, CFA is also environmentally friendly, with low noise and no vibration generation. In fiscal 2007, we acquired micropiling capabilities. Micropiling is used in areas of limited access using small equipment to install small diameter piles which can be pressure grouted to achieve high load carrying capacity.
          For the fiscal years ended March 31, 2006, 2007 and 2008, revenues from our piling segment accounted for 19%, 17% and 16% of our total revenues, respectively.
Pipeline
          We install field, transmission and distribution pipe made of steel, plastic and fibreglass materials. We employ our fleet of construction equipment and skilled technical operators to build and test the pipelines for the delivery of oil and natural gas from the producing field to the consumer. Our pipeline teams have expertise in hand welding selected grade pipe and in operating in the harsh conditions of remote regions in western and northern Canada.
          Prior to fiscal 2007, almost all of our revenues in our pipeline business resulted from work performed for EnCana. In fiscal 2007 we also performed work for Canadian Natural, Suncor Energy Inc.

and Husky Energy Inc. During fiscal 2008 we commenced work for the Kinder Morgan TMX pipeline expansion. This 18-month project requires the installation of approximately 160 kilometres of new pipeline through an ecologically sensitive area (including Jasper National Park) of the Rockies. To date we have laid approximately 105 kilometres of new pipeline with minimal impact to the environment, while meeting customer deadlines. We believe that this project demonstrates our ability to take on large pipeline expansions.
          For the fiscal years ended March 31, 2006, 2007 and 2008, revenues from our pipeline segment accounted for 7%, 8% and 20% of our total revenues, respectively.
Our Markets
We provide our services in the following four markets:

1.	Canadian Oil Sands: Revenue generated from the construction, maintenance or operation of oil sands extraction, upgrading or transmission facilities and infrastructure.

2.	Minerals Mining: Revenue generated from the construction, maintenance or operation of non oil sands mining projects.

3.	Commercial and Public Construction: Revenue generated from commercial or public construction projects.

4.	Conventional Oil and Gas: Revenue generated from the construction, maintenance or operation of oil and gas transmission and/or refining facilities and infrastructure.
          The following chart provides a breakdown of our fiscal 2008 consolidated revenue by end market.

Canadian Oil Sands
          Oil sands are grains of sand covered by a thin layer of water and coated by heavy oil, or bitumen. Bitumen, because of its structure, does not flow, and therefore requires non-conventional extraction techniques to separate it from the sand and other foreign matter. There are currently two main methods of extraction: (i) open pit mining, where bitumen deposits are sufficiently close to the surface to make it economically viable to recover the bitumen by treating mined sand in a surface plant; and (ii) in-situ, where bitumen deposits are buried too deep for open pit mining to be cost effective, and operators instead inject steam into the deposit so that the bitumen can be separated from the sand and pumped to the surface. We currently provide most of our services to companies operating open pit mines to recover bitumen reserves. These customers utilize our services for surface mining, site preparation, piling, pipe installation, site maintenance, equipment and labour supply and land reclamation.
          The graph below illustrates the significant investment being projected for the Alberta oil sands until 2015.
According to CAPP, approximately $55.2 billion was invested in the oil sands from 1998 through 2006. According to CERI’s November 2007 report, “Canadian Oil Sands Supply Costs and Development Projects (2007-2027)”, an additional $228 billion of capital expenditures will be required between 2007 and 2015 to achieve production levels projected under their “constrained” scenario. According to the CERI, as of November 2007, there were 23 mining and upgrader projects in various stages, ranging from announcement to construction, with start-up dates through 2014. Beyond 2014, several new multi-billion dollar projects and a number of smaller projects are being considered by various oil sands operators. We intend to pursue business opportunities from these projects.

          The graph below shows projected oil sands production under CERI’s “constrained” scenario from their November 2007 report. Production growth in the oil sands has been a driver of growth for our recurring site services, which includes equipment and labour supply, overburden removal and reclamation services.
Outlook
          Oil sands production has grown four-fold since 1990 and exceeded one million bpd in 2006 according to CAPP. CERI forecasts oil sands production to reach approximately 4.1 million bpd and account for over 80% of total Canadian oil production by 2015. By comparison, the Ghawar oil field in Saudi Arabia currently produces 5.0 million bpd, representing over 6% of the world’s total production and over 50% of Saudi Arabia’s production.
          On October 25, 2007, the Alberta government announced increases to the Alberta royalty rates affecting natural gas, conventional oil and oil sands producers. The announced increases were significant, but lower than increases recommended to the government by the Royalty Review Panel. While some of our customers have announced their intentions to reduce oil and gas investment in Alberta as a result of the increased royalties, to date, the areas affected by these investment reductions do not include oil sands mining projects.
          We are continuing to experience increasing requests for services under existing contracts with our major oil sands customers, in spite of the recent royalty changes. Our recent acquisitions of new equipment ideally suited to heavy earth moving in the oil sands area, together with the addition of a significant number of new employees, has strengthened our ability to bid competitively and profitably into this expanding market and we have secured contracts on many of these new projects.
          Demand for our services is driven primarily by the development, expansion and operation of oil sands projects. The oil sands operators’ capital investment decisions are driven by a number of factors, with one of the most important being the expected long-term price of oil. The development, expansion and operation of oil sands projects, related public infrastructure spending and commercial construction activity in western Canada play a key role in influencing our business activities.
          To transport the increased production expected from the oil sands and to provide natural gas as an energy source to the oil sands region, significant investment will be required to expand pipeline capacity. To date, there have been significant greenfield and expansion projects proposed, including:
•	Enbridge Inc.’s proposed Gateway pipeline, which will transport oil from the oil sands area to Kitimat, British Columbia.

•
The proposed Access Pipeline (a joint venture between MEG Energy Corp. and Devon ARL Canada Corp.), which will transport bitumen from the oil sands to refineries in Edmonton, Alberta and diluents from Edmonton, Alberta to the oil sands area.

•	TransCanada Corporation’s proposed Keystone pipeline project, which will transport oil from Hardisty, Alberta to the Chicago area.

•	The proposed Spirit pipeline system (a joint venture between Kinder Morgan and Pembina Pipeline Corporation), which will transport condensate from Kitimat, British Columbia to Edmonton, Alberta.
          We believe that our service offerings and pipeline construction experience position us well to compete for additional sizeable pipeline opportunities required for the expected growth in oil sands production.
Conventional Oil and Gas
          We provide services to conventional oil and gas producers, in addition to our work for oil sands operators. The Canadian Energy Pipeline Association estimates that over $20 billion of pipeline investment in Canada will be required for the development of new long-haul pipelines, feeder systems and other related pipeline construction. Conventional oil and gas producers require pipeline installation services in order to connect producing wells to existing pipeline systems. According to CAPP, Canada is one of the world’s largest producers of oil and gas, producing approximately 2.7 million barrels of oil per day and approximately 17.1 billion cubic feet of natural gas per day in 2006. Canadian Natural gas production is expected to increase with the development of arctic gas reserves. A producer group has been formed by Imperial Oil Limited, ConocoPhillips Canada Limited, Shell Canada and the Aboriginal Pipeline Group, for the purpose of bidding for work on the construction of a pipeline proposed to extend 1,220 kilometres (758 miles) from the MacKenzie River delta in the Beaufort Sea to existing natural gas pipelines in northern Alberta. Under the group’s proposal, Imperial Oil will lead the construction and operate the pipeline.
Minerals Mining
          According to the government agency Natural Resources Canada (“NRC”), Canada is also one of the largest mining nations in the world, producing more than 60 different minerals and metals. Canada is also the top destination of mineral exploration capital from worldwide sources in 2006, according to NRC. In 2007, the mining and minerals processing industries contributed approximately $41.9 billion to the Canadian economy, an amount equal to approximately 3.4% of GDP. The value of minerals produced (i.e. excluding petroleum and natural gas) reached $40.4 billion in 2007.

          The diamond mining industry in Canada is relatively new, having operated for only nine years. According to NRC, the industry has grown from 13.2 million carats of production in 2006 to an estimated 17.0 million carats of production in 2007, representing a production growth rate of 28.1%, and establishing Canada as the third largest diamond producing country in the world by value after Botswana and Russia. We believe Canadian diamond mining will continue to grow as existing mines increase production and new mine projects are developed. Outside the oil sands, we have identified the Canadian diamond mining industry as a primary target for new business opportunities. We intend on leveraging the experience and skills gained in through the successful completion of the construction of the DeBeers Victor diamond mine to pursue other opportunities in this area.
          Canada is the world leader in uranium mining. The two largest high-grade deposits of uranium in the world have been discovered in Canada. According to NRC, 80% of Canada’s recoverable reserve base is categorized as “low-cost”. Historically, exploration and production have taken place primarily in Saskatchewan. Recently, however, significant exploration efforts are underway in the Northwest Territories, Yukon, Nunavut, Quebec, Newfoundland and Labrador, Ontario, Manitoba and Alberta, with as many as 90 junior exploration companies involved in exploration.
          We intend to build on our core services and strong regional presence to capitalize on the opportunities in the minerals mining industries of Canada.
Commercial and Public Construction
          According to Statistics Canada, the Canadian commercial and public construction market was approximately $28.8 billion in 2007. The significant activity in the energy sector, in western Canada has resulted in economic and population growth. The Alberta government has responded to the potential strain that such growth will have on public facilities and infrastructure by allocating approximately $120 billion over 20 years to improvement and expansion projects. We believe that this need for infrastructure to support growth, along with historic under-investment in infrastructure, provides for a strong infrastructure spending outlook.
          The success of the energy industry in western Canada is also leading to increased commercial development in many urban centers in British Columbia and Alberta. According to the Alberta government, as of April 2008, the inventory of commercial, retail and infrastructure projects in Alberta was valued at approximately $30.6 billion. These large expenditures will be further supplemented by the 2010 Olympic Winter Games, which will be held in the Vancouver area. The City of Vancouver estimates that the 2010 Olympic Winter Games will require $4.0 billion in infrastructure and construction spending. We believe that the significant resources and capital intensive nature of the core infrastructure and construction services required to meet these demands, along with our strong local presence and significant regional experience, position us to implement our business model to capitalize on the large and growing infrastructure and construction demands of western Canada.
Contracts
          We complete work under the following four types of contracts:
1.
Cost-plus: A cost-plus contract is a contract in which all work is completed based on actual costs incurred to complete the work. These costs include all labour, equipment, materials and any subcontractor’s costs. In addition to these direct costs, all site and corporate overhead costs are charged to the job. An agreed upon fee in the form of a fixed percentage is then applied to all costs charged to the project. This type of contract is utilized where the project involves a large amount of risk or the scope of the project cannot be readily determined.

2.
Time-and-materials: A time-and-materials contract involves using the components of a cost-plus job to calculate rates for the supply of labour and equipment. In this regard, all components of the rates are fixed and we are compensated for each hour of labour and equipment supplied. The risk associated with this type of contract is that the estimation of the rates and the incurrence of expenses in excess of a specific component of the agreed-upon rate. Any cost overrun in this type of contract, must come out of the fixed margin included in the rates.

3.
Unit-price: A unit-price contract is utilized in the execution of projects with large repetitive quantities of work and is commonly utilized for site preparation, mining and pipeline work. We are compensated for each unit of work we perform (for example, cubic meters of earth moved, lineal meters of pipe installed or completed piles). Within the unit-price contract, there is an allowance for labour, equipment, materials and any subcontractor’s costs. Once these costs are calculated, we add any site and corporate overhead costs along with an allowance for the margin we want to achieve. The risk associated with this type of contract is in the calculation of the unit costs with respect to completing the required work.

4.
Lump sum: A lump-sum contract is utilized when a detailed scope of work is known for a specific project. Thus, the associated costs can be readily calculated and a firm price provided to the customer for the execution of the work. The risk lies in the fact that there is no escalation of the price if the work takes longer or more resources are required than were estimated in the established price, as the price is fixed regardless of the amount of work required to complete the project.

          In addition to the types of contracts listed above, we also use master service agreements for work in the oil sands sector where the scope of the project is not known and timing is critical. The master service agreement is a form of a time-and-materials agreement that specifies the rates that will be charged for the supply of labour and equipment. The agreement does not identify any specific scope or schedule of work. In this regard, the customer specifies the work to be completed at each location. We use master service agreements with the work we perform for Syncrude, Suncor and Albian.
          We also do a substantial amount of work as a subcontractor where we are governed by the contracts with the general contractor to which we are not a party. Subcontracts vary in type and conditions with respect to the pricing and terms and are governed by one specific prime contract that governs a large project generally. In such cases, the contract with the subcontractors contains more specific provisions regarding a specified aspect of a project.

     The following chart shows our fiscal 2008 consolidated revenue by contract type (other than cost-plus contracts which constituted less than 1% of consolidated revenue).
PROJECTS
Current Projects
Canadian Natural: Overburden Removal
          Canadian Natural’s Horizon Project is located 70 kilometres north of Fort McMurray in the Alberta oil sands. Production is scheduled to begin in late calendar 2008 and is expected to produce 110,000  bpd. Future phases will see production of 232,000 bpd, followed in due course by an increase to 500,000 bpd.
          In 2005, we won a contract with Canadian Natural to remove approximately 400 million bank cubic meters (“BCM”) of overburden and to use 200 million BCM of it to build tailings dykes at the site. This is a unit price contract worth approximately $1.3 billion over the 10-year life of the contract (five years of the contract value is reflected in our reported backlog). The life of the mine is estimated at approximately 30-40 years and we expect to supply an additional 10 years of overburden removal for Canadian Natural once our current contract expires.
Syncrude: Reclamation
          We have completed three years of work on a five-year contract to provide complete reclamation of overburden dumps and tailings dams at the Syncrude site. The scope of services under this five-year contract includes the excavation, hauling and placing of approximately 15.7 million cubic meters of muskeg (wet peat soil) and other secondary material. Reclamation is performed during the final stages of the mining process, where material that is suitable as a growing medium is placed over various areas in the oil sands mine site to return the land to a stable, biologically self-sustaining state. This contract is reflected in our backlog under time and materials and is scheduled to be completed by March 2010.
          The original four-year contract was entered into in 1998; however, the contract has been continually renewed since 2002. Our current agreement was renewed in September 2007 and is up for renewal in October 2008.
Syncrude: Base Plant: Labour & Equipment Supply
          We were contracted by Syncrude to perform various aspects of work at their base plant in Fort McMurray. The scope of work under this contract is undefined and is not reflected in our reported backlog. Construction Work Authorizations are issued for each piece of work required and are normally completed under time and materials arrangement on an hourly basis utilizing different types of equipment and labour. The contract was renewed in September 2007 and is due for renewal in October 2008. This agreement had been originally negotiated in 1998.
Albian: Muskeg River: Labour & Equipment Supply
          Albian is the operator of the Muskeg River Mine located 75 kilometres north of Fort McMurray, Alberta. At full production, the Muskeg River Mine produces 155,000 bpd of bitumen for the Athabasca Oil Sands Project, a joint venture among Shell Canada Limited, Chevron Canada and Marathon Oil Canada Corporation.
          We supply the necessary labour and equipment for a variety of heavy construction and mining projects such as overburden removal, reclamation, ditching, grading and tailing dyke construction. We entered a two-year mining and construction services agreement with Albian, effective May 1, 2007, which replaced a similar mining services contract which began in March 2002. Under the expanded scope of the current agreement, we perform heavy construction jobs in addition to supplying labour and equipment to Albian’s mining operations at the Muskeg River Mine. The work is typically performed under a time and materials arrangement and is not reflected in our reported backlog.
Suncor: Millennium Naphtha Unit
     Suncor’s MNU Project involves the construction of various plants and a series of pipe racks that tie the new plants to the existing ones. We are currently working on this project under a contract that includes the provision of site grading and road works services, and the installation of deep and shallow undergrounds, piling, foundations, grounding and concrete pavement. This contract is reflected in our backlog under time and materials and is anticipated to be completed by July 2008.
Suncor: Voyageur
          Suncor Energy Inc.’s Voyageur Project is a combination of 10 different project area plans that will complete the strategy to double the size of Suncor’s Fort McMurray oil sands operations from 250,000 to 550,000 bpd between 2010 and 2012.  The project includes the construction of Suncor’s third oil sands upgrader.
          In 2007, we were contracted to supply and install the underground piping systems at Voyageur, construction dewatering and provide the piling to support the foundations of the pipe rack systems, vessels and other structures across the site. This contract is reflected in our backlog under time and materials and is anticipated to be completed by November 2009.

Shell: Scotford
          Shell has undertaken a major expansion to their upgrading facility in the Edmonton Area in preparation for the planned production increases slated for the oil sands. We were contracted to supply the majority of the piling work for this project back in 2006 and to date we have installed over 7,000 piles and we are still active on the site. This work is performed under a unit rate contract, and is reflected in our backlog.
Kinder Morgan: TMX Anchor Loop
          The Kinder Morgan TMX Anchor Loop pipeline involves “twinning” (or “looping”) a 158 kilometre section of the existing Trans Mountain pipeline system between Hinton, Alberta and Jackman, British Columbia. It also involves the addition of two new pump stations. We were selected to undertake the first phase of this challenging project, which includes construction through mountainous terrain, multiple river crossings and adherence to rigorous environmental guidelines, as the pipeline crosses through one of Canada’s protected national parks. We began work on this contract in fiscal 2007 and carried out a significant portion of the work in 2008. The contract is reflected in our backlog under time and materials and is anticipated to be completed by October 2008.
Recently Completed Projects
DeBeers: Victor Project
          The Victor Project is located in the James Bay Lowlands of Northern Ontario, approximately 90 kilometres west of the coastal First Nations community of Attawapiskat. The Victor mine will be the first diamond mine in Ontario and the second in Canada for DeBeers.
          We provided site preparation services including site dewatering, ditching, crushing, fill placement, airstrip construction, plant grading, road construction, mine haul road development, removal of 1 million BCM of muskeg and 2.5 million cubic meters of limestone blasting. In 2006 we also built the winter ice road for temporary land access to the site. During the warmer summer months the only access is by air. We completed the contract in fiscal 2008.
Albian: Aerodrome
          We recently built an airstrip and associated facilities for Albian’s Expansion One site, expanding our own service offering to include engineering, procurement and final commissioning in addition to construction services. The aerodrome project involved the construction of a 2.3 kilometre paved runway with associated taxiways, apron, terminal and support facilities which accommodate aircraft sizes up to an Airbus A319. The private airstrip is used for employee and executive transportation to and from the site. The aerodrome project was completed on schedule in October 2007.
Various Subcontracts
          In addition to the contracts listed above, we also do a substantial amount of work as a subcontractor to other general contractors. Subcontracts vary in type and in conditions, with respect to the pricing and terms, and are governed by one specific prime contract that governs a large project generally. In such cases, the contract with the subcontractors contains more specific provisions regarding a specified aspect of a project than the provisions provided in the prime contract.

Joint Venture
          We are party to a joint venture operated through a corporation called Noramac Ventures Inc., or Noramac, with Fort McKay Construction Ltd. This joint venture was created for the purpose of performing contracts for the construction, development and operation of open-pit mining projects within a 50-kilometre radius of Fort McKay, Alberta, which require the provision of heavy construction equipment. The affairs of Noramac are managed, and all decisions and determinations with respect to Noramac are made, by a management committee (the “Management Committee”) with an equal number of representatives from each of our partner and us. The Management Committee is responsible for determining the percentage of work in relation to each contract that will be performed by us and by our partner, provided that contracts for a duration of less than two years and of a tender value between $10.0 million and $100.0 million that require a parent guarantee or performance bond, will be subcontracted to us. The joint venture agreement provides that if the Management Committee does not tender for a contract, or fails to reach agreement on the terms upon which Noramac will tender for a contract, our partner or we may pursue the contract in our respective capacities, without hindrance, interference or participation by the other party. The joint venture agreement does not prohibit or restrict us from undertaking and performing, for our own account, any work for existing customers other than work to be performed by Noramac pursuant to an existing contract between Noramac and such customer. The joint venture is accounted for as a variable interest entity and consolidated in our financial statements.
Our Fleet and Equipment
          We operate and maintain 845 pieces of diversified heavy equipment, including crawlers, graders, loaders, mining trucks, compactors, scrapers and excavators, as well as over 925 ancillary vehicles, including various service and maintenance vehicles. Overall, the equipment is in good condition, subject to normal wear and tear. Our revolving credit facility and currency and interest rate swaps are secured by liens on substantially all of our equipment. We lease some of this equipment under lease terms that include purchase options.
          The following table sets forth our heavy equipment fleet as at March 31, 2008:

		Horsepower	Number	Number
Category	Capacity Range	Range	in Fleet	Leased

Heavy construction and mining:
Articulating trucks	30-42 tons	305-460	60	0
Mining trucks	50-330 tons	650-2,700	152	28
Shovels	36-58 cubic yards	2,600-3,760	5	3
Excavators	1-20 cubic yards	94-1,350	183	20
Crawler tractors	N/A	120-1,350	147	25
Graders	14-24 feet	150-500	25	5
Scrapers	28-31 cubic yards	450	10	0
Loaders	1.5-16 cubic yards	110-690	65	0
Skidsteer loaders	1-2.25 cubic yards	70-150	55	0
Packers	44,175-68,796 lbs	216-315	22	0

		Horsepower	Number	Number
Category	Capacity Range	Range	in Fleet	Leased

Pipeline:
Snow cats	N/A	175	4	0
Trenchers	N/A	165	1	0
Pipelayers	16,000-140,000 lbs	78-265	59	0

Piling:
Drill rigs	60-135 feet (drill depth)	210-1,500	43	0
Cranes	25-100 tons	200-263	14	0

Total			845	81

          For the fiscal years ended March 31, 2006, 2007 and 2008 we incurred expenses of $64.8 million, $122.3 million and $174.9 million, respectively, to maintain our equipment.
          Many of our heavy equipment units are among the largest pieces of equipment in the world and are designed for use in the largest earthmoving and mining applications globally. Our large, diverse fleet gives us flexibility in scheduling jobs and we believe that this allows us to be responsive to our customers’ needs. A well-maintained fleet is critical in the harsh climate and environmental conditions in which we operate. We operate four significant maintenance and repair centers on the sites of the major oil sands projects, which are capable of accommodating the largest pieces of equipment in our fleet. These factors help us to be more efficient, thereby reducing costs to our customers to further improve our competitive edge, while concurrently increasing our equipment utilization and thereby improving our profitability.
Capital Expenditures
          The following table sets out capital expenditures for our main operating segments for the periods indicated, excluding new capital leases:

	Year Ended March 31,
	2008	2007	2006
	(Dollars in thousands)

Heavy construction & mining	$37,916	$95,829	$25,090
Piling	12,945	8,940	880
Pipeline	5,229	1,918	82
Other	1,689	3,332	2,800

Total	$57,779	$110,019	$28,852

Facilities
          We own and lease a number of buildings and properties for use in our business. Our administrative functions are located at our headquarters near Edmonton, Alberta, which also houses a major equipment maintenance facility. Project management and equipment maintenance are also performed at regional facilities in Calgary and Fort McMurray, Alberta; Vancouver, Fort Nelson and New Westminster, British Columbia; and Regina and Martensville, Saskatchewan. We lease premises in British Columbia,

Alberta and Saskatchewan under leases which expire between 2008 and 2015, subject to various renewal and termination rights. We have renewed our office lease, which now expires in 2012. We also occupy, without charge, some customer-provided lands. Our revolving credit facility and currency and interest rate swaps are secured by liens on substantially all of our properties. The following table describes our primary facilities.

Lease Expiration
Location	Function	Owned or Leased	Date
Acheson, Alberta	Corporate Headquarters and major equipment repair facility	Leased	11/30/2012

Calgary, Alberta	Regional office and major equipment repair facility – piling operations	Leased	12/31/2010

Calgary, Alberta	Satellite office	Leased	month-to-month

Fort McMurray, Alberta Syncrude Plant Site	Satellite office and minor repair facility – all operations	Building Owned Land Leased	11/30/2009

Fort McMurray, Alberta CNRL Plant Site	Site office and maintenance facility	Building Owned Land Provided	n/a

Fort McMurray, Alberta Aurora Mine Site	Satellite office and equipment facility – all operations	Leased	month-to-month

Fort McMurray, Alberta Albian Sands Mine Site	Satellite office and equipment facility – all operations	Building Leased Land Provided	month-to-month

Fort McMurray, Alberta	Satellite office	Building Leased	13 yr. term from date of business opening

Fort Nelson, British Columbia	Satellite office – pipeline operations	Leased	7/10/2008

Regina, Saskatchewan	Regional office and equipment repair facility – piling operations	Leased	3/14/2013

Martensville, Saskatchewan	Regional office and equipment repair facility – piling operations	Leased	4/30/2012

Calgary, Alberta	Satellite office and shop for micropile division	Leased	month-to-month

Edmonton, Alberta	Regional office and warehouse storage facility	Leased	12/31/2010

Delta, British Columbia	Storage facility	Land Leased	month-to-month

Acheson, Alberta	Temporary satellite office	Leased	month-to-month
          Our physical locations were chosen for their geographic proximity to our major customers.
Competition
          We experience high levels of competition in each of our markets. Sometimes, we are awarded work through our existing relationships with clients, but more typically, we have had to participate in formal bidding processes to secure jobs with existing clients and in order to generate new business with new customers. As new major projects arise, we expect to have to participate in bidding processes on a meaningful portion of the work available to us on these projects. Factors that impact our ability to compete in such bidding include price, safety, reliability, scale of operations, availability and quality of service. Most of our customers and potential customers in the oil sands area operate their own heavy mining equipment fleet. However, these operators have historically outsourced a significant portion of their mining and site preparation operations and other construction services.
          Our principal competitors in the heavy construction and mining segment include Cow Harbour, Cross Construction Ltd., Klemke Mining Corporation, Ledcor Construction Limited, Peter Kiewit and Sons Co., Tercon Contractors Ltd., Sureway Construction Ltd., Voice Construction Ltd., I.G.L. Industrial Services and Thompson Bros. (Constr) Ltd. The main competition to our deep foundation piling operations comes from Agra Foundations Limited, Double Star Co. and Ruskin Construction Ltd. The primary competitors in the pipeline installation business include Ledcor Construction Limited, Washcuk Pipe Line Construction Ltd. and Willbros.
          In the public sector, we compete against national firms, and there is usually more than one competitor in each local market. Most of our public sector customers are local governments that are focused on serving only their local regions. Competition in the public sector continues to increase, and we typically choose to compete on projects only where we can utilize our equipment and operating strengths to secure profitable business.
Major Suppliers
          We have long-term relationships with the following equipment suppliers: Finning International Inc. (45 years), Wajax Income Fund (20 years) and Brandt Tractor Ltd. (30 years). Finning is a major Caterpillar heavy equipment dealer for Canada. Wajax is a major Hitachi equipment supplier to us for both mining and construction equipment. We purchase or rent John Deere equipment, including excavators, loaders and small bulldozers, from Brandt Tractor. In addition to the supply of new equipment, each of these companies is a major supplier for equipment rentals, parts and service labour.
          Tire supply remains a challenge for our haul truck fleet. We prefer to use radial tires from proven manufacturers, but the shortage of supply has forced us to increase the use of bias tires and radial tires from new manufacturers. Bias tires have a shorter usage life and are of a lower quality than radial tires. This affects operations as we are forced to reduce operating speeds and loads to compensate for the quality of the tires. During the year ended March 31, 2008 we reduced our inventory of bias tires for the 150 ton haul trucks and are now acquiring radial tires for these trucks as required. Tires for 240 ton haul trucks continue to be in short supply. To address the shortfall we are purchasing bias tires from new manufacturers and radial tires from non-dealer sources at a large premium above dealer prices. We were able to negotiate a five year contract (commencing in 2008) with Bridgestone Firestone Canada Inc. (“Bridgestone”) to secure a tire allotment for select tire sizes for the 240 to 320 ton haul trucks which will alleviate some of the shortage. We are continuing negotiations with Bridgestone to improve the security of tire supply. We have also been successful in acquiring radial tires with new trucks as they are delivered and hope to continue this practice in fiscal 2009 and fiscal 2010. Suppliers have improved overall tire supply, but we believe the tire shortage will remain an issue for foreseeable future.
Seasonality
          A number of factors contribute to variations in our quarterly results between periods, including weather, capital spending by our customers on large oil sands projects, our ability to manage our project-related business so as to avoid or minimize periods of relative inactivity and the strength of the Western Canadian economy. For example, we generally experience a decline in revenues during the first quarter of each fiscal year (i.e. from April 1 to June 30) due to seasonal weather conditions that make many roads unsuitable for the operation of heavy equipment. Conversely, we tend to experience our highest revenues in the latter half of our fiscal year as climate conditions become favourable to our operating requirements.

          In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for maintenance. Profitability also varies from period to period due to claims and change orders. Claims and change orders are a normal aspect of the contracting business but can cause variability in profit margin due to the unmatched recognition of costs and revenues.
          During the higher activity periods we have experienced improvements in operating income due to operating leverage. General and administrative costs are generally fixed and we see these costs decrease as a percentage of revenue. Net income and earnings per share are also subject to operating leverage as provided by fixed interest expense, however we have experienced earnings variability in all periods due to the recognition of realized and unrealized non-cash gains and losses on derivative financial instruments and foreign exchange primarily driven by changes in the Canadian and US dollar exchange rates.
Laws, Regulations and Environmental Matters
          Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:
•	permitting and licensing requirements applicable to contractors in their respective trades;

•	building and similar codes and zoning ordinances;

•	laws and regulations relating to consumer protection; and

•	laws and regulations relating to worker safety and protection of human health.
          We believe we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.
          Our operations are subject to numerous federal, provincial and municipal environmental laws and regulations, including those governing the release of substances, the remediation of contaminated soil and groundwater, vehicle emissions and air and water emissions. These laws and regulations are administered by federal, provincial and municipal authorities, such as Alberta Environment, Saskatchewan Environment, the British Columbia Ministry of Environment, and other governmental agencies. The requirements of these laws and regulations are becoming increasingly complex and stringent, and meeting these requirements can be expensive. The nature of our operations and our ownership or operation of property exposes us to the risk of claims with respect to environmental matters, and there can be no assurance that material costs or liabilities will not be incurred with such claims. For example, some laws can impose strict, joint and several liability on past and present owners or operators of facilities at, from or to which a release of hazardous substances has occurred, on parties who generated hazardous substances that were released at such facilities and on parties who arranged for the transportation of hazardous substances to such facilities. If we were found to be a responsible party under these statutes, we could be held liable for all investigative and remedial costs associated with addressing such contamination, even though the releases were caused by a prior owner or operator or third party. We are not currently named as a responsible party for any environmental liabilities on any of the properties on which we currently perform or have performed services. However, our leases typically include covenants which obligate us to comply with all applicable environmental regulations and to remediate any environmental damage caused by us to the leased premises. In addition, claims alleging personal injury or property damage may be brought against us if we cause the release of, or any exposure to, harmful substances.
          Our construction contracts require us to comply with all environmental and safety standards set by our customers. These requirements cover such areas as safety training for new hires, equipment use on site, visitor access on site and procedures for dealing with hazardous substances.
          Capital expenditures relating to environmental matters during the fiscal years ended March 31, 2006, 2007 and 2008 were not material. We do not currently anticipate any material adverse effect on our business or financial position as a result of future compliance with applicable environmental laws and regulations. Future events, however, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws and regulations may require us to make additional expenditures which may be material.
Employees
          As of March 31, 2008, we had over 280 salaried employees and over 2,120 hourly employees. Our hourly workforce will fluctuate according to the seasonality of our business from an estimated low of 1,500 employees in the spring to a high of approximately 2,300 employees over the winter. We also utilize the services of subcontractors in our construction business. An estimated 8% to 10% of the construction work we do is performed by subcontractors. Approximately 2,000 employees are members of various unions and work under collective bargaining agreements. The majority of our work is done through employees governed by a collective bargaining agreement with the International Union of Operating Engineers Local 955, the primary term of which expires on October 31, 2009. A small portion of our employees work under an industrial collective bargaining agreement with the Alberta Road Builders and Heavy Construction Association and the International Union of Operating Engineers Local 955, the primary term of which expires February 28, 2009. We are subject to other industry and specialty collective agreements under which we complete work, and the primary terms of all of these agreements are currently in effect. We believe that our relationships with all our employees, both union and non-union, are satisfactory. We have not experienced a strike or lockout.
The IPO and Reorganization
          NACG Holdings Inc. (“Holdings”), a predecessor to the Company, was formed in October 2003 in connection with the Acquisition discussed below. Prior to the Acquisition, Holdings had no operations or significant assets and the Acquisition was primarily a change of ownership of the businesses acquired.
          On October 31, 2003, two wholly-owned subsidiaries of Holdings, as the buyers, entered into a purchase and sale agreement with Norama Ltd. and one of its subsidiaries, as the sellers. On November 26, 2003, pursuant to the purchase and sale agreement, Norama Ltd. sold to the buyers the businesses comprising North American Construction Group (the “Acquisition”). The businesses we acquired from Norama Ltd. have been in operation since 1953. Subsequent to the Acquisition, we have operated the businesses in substantially the same manner as prior to the Acquisition.
          On November 28, 2006, prior to the consummation of our IPO discussed below, Holdings amalgamated with its wholly-owned subsidiaries, NACG Preferred Corp. and North American Energy Partners Inc. The amalgamated entity continued under the name North American Energy Partners Inc. The voting common shares of the new entity, North American Energy Partners Inc., were the same class of shares sold in our IPO.

          On November 28, 2006, prior to the amalgamation, the following transactions took place:
•
NACG Holdings Inc. repurchased the Series A preferred shares issued by the pre-amalgamated North American Energy Partners Inc. for their redemption value of $1.0 million and terminated the advisory services agreement with The Sterling Group, L.P., Genstar Capital, L.P., Perry Strategic Capital Inc. and SF Holding Corp. (whom we refer to collectively as the sponsors), under which we had received ongoing consulting and advisory services with respect to the organization of the companies, employee benefit and compensation arrangements, and other matters. We paid the sponsors a fee of $2.0 million to terminate the agreement, which was charged to income in fiscal 2007. Under the consulting and advisory services agreement, the sponsors also received a fee of $0.9 million, equal to 0.5% of our aggregate gross proceeds from our IPO, which was included in share issue costs.

•
The $35.0 million of Series A preferred shares issued by NACG Preferred Corp. were acquired by NACG Holdings Inc. for a $27.0 million promissory note issued to the holders of such shares and the forfeiture of accrued dividends of $1.4 million.

•	Each holder of the Series B preferred shares issued by the pre-amalgamated North American Energy Partners Inc. received 100 NACG Holdings Inc. common shares for each Series B preferred share held.
          On November 28, 2006, we completed our IPO in the United States and Canada of 8,750,000 voting common shares for $18.38 per share (U.S. $16.00 per share). On November 22, 2006, our common shares commenced trading on the New York Stock Exchange and on an “if, as and when issued” basis on the Toronto Stock Exchange. On November 28, 2006, our common shares became fully tradable on the Toronto Stock Exchange. Net proceeds from the IPO were $140.9 million (gross proceeds of $158.5 million, less underwriting discounts and costs and offering expenses of $17.6 million). In addition, on December 6, 2006, the underwriters exercised their option to purchase an additional 687,500 common shares from us. The net proceeds from the exercise of the underwriters’ option were $11.7 million (gross proceeds of $12.6 million, less underwriting fees of $0.9 million). Total net proceeds were $152.6 million (total gross proceeds of $171.1 million less total underwriting discounts and costs and offering expenses of $18.5 million).
          We used the net proceeds from the IPO:
•
to repurchase all of our outstanding 9% senior secured notes due 2010 for $74.7 million plus accrued interest of $3.0 million on November 28, 2006. The notes were repurchased at a premium of 109.26%, resulting in a loss on extinguishment of $6.3 million and the write-off of deferred financing fees of approximately $4.3 million and third-party transaction costs of $0.3 million. These items were charged to income in 2007;

•	to repay the $27.0 million promissory note issued in respect of the repurchase of the NACG Preferred Corp. Series A preferred shares;

•	to purchase certain leased equipment for $44.6 million;

•	to pay the $2.0 million fee required to terminate the advisory services agreement with the sponsors; and

•	$1.3 million for working capital and general corporate purposes.

          As of March 31, 2008, our authorized capital consists of an unlimited number of voting and non-voting common shares, of which 35,929,476 voting common shares were issued and outstanding. On July 27, 2007, the Company’s non-voting common shares were exchanged for voting common shares. Each holder of the non-voting common shares received one voting common share for each non-voting share held on the exchange date.
DESCRIPTION OF SHARE CAPITAL
General
          Our articles of amalgamation authorize us to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. As of June 16, 2008, we had 36,016,476 common shares outstanding, and no non-voting common shares outstanding.
          Some of the statements contained herein are summaries of the material provisions of our articles of amalgamation relating to dividends, distribution of assets upon dissolution, liquidation or winding up and are qualified in their entirety by reference to our articles of amalgamation which can be found on www.sedar.com.
Voting Common Shares
          Each voting common share has an equal and ratable right to receive dividends to be paid from our assets legally available therefor when, as and if declared by our board of directors. Our ability to declare dividends is restricted by the terms of the indenture that governs our 8 3/4% senior notes. See “Description of Certain Indebtedness”.
          In the event of our dissolution, liquidation or winding up, the holders of common shares are entitled to share equally and ratably in the assets available for distribution after payments are made to our creditors. Holders of common shares have no preemptive rights or other rights to subscribe for our securities. Each common share entitles the holder thereof to one vote in the election of directors and all other matters submitted to a vote of shareholders, and holders of common shares have no rights to cumulate their votes in the election of directors.
Non-Voting Common Shares
          Regulatory requirements applicable to affiliates of one of our shareholders limited the amount of our voting shares it may own. Therefore, in addition to our voting common shares that it owns, it also owned all of our non-voting common shares, which it acquired on November 26, 2003. Except as prescribed by Canadian law and except in limited circumstances, the non-voting common shares have no voting rights but are otherwise identical to the voting common shares in all respects. The non-voting common shares are convertible into voting common shares on a share-for-share basis at the option of the holder if it transfers, sells or otherwise disposes of the converted voting common shares (1) in a public offering of our voting common shares; (2) to a third party that, prior to such sale, controls us; (3) to a third party that, after such sale, is a beneficial owner of not more than 2% of our outstanding voting shares; (4) in a transaction that complies with Rule 144 under the Securities Act; or (5) in a transaction approved in advance by regulatory bodies.
          On July 27, 2007, the holder of the Company’s non-voting common shares were exchanged for voting common shares. Each holder of the non-voting common shares received one voting common share for each non-voting share held on the exchange date.

Dividends
          We have not declared or paid any dividends on our common shares since our inception, and we do not anticipate declaring or paying any dividends on our common shares for the foreseeable future. We currently intend to retain any future earnings to finance future growth. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors the board of directors considers relevant. In addition, our ability to declare and pay dividends is restricted by our governing statute, as well as the terms of our revolving credit facility and the indenture that governs our notes.
Trading Price and Volume
The following tables summarize the highest trading price, lowest trading price and volume for our common shares on the Toronto Stock Exchange (in Canadian dollars) and on the New York Stock Exchange (in U.S. dollars) on a monthly basis from April 1, 2007 to March 31, 2008.

Toronto Stock Exchange
Date	High	Low	Volume

March 2008	16.33	11.50	79,736
February 2008	16.98	9.73	178,074
January 2008	14.02	10.87	111,203
December 2007	14.02	12.57	141,573
November 2007	18.56	12.25	75,667
October 2007	18.54	16.53	31,250
September 2007	18.85	16.50	23,470
August 2007	19.80	17.23	106,312
July 2007	22.29	18.33	35,565
June 2007	23.30	21.24	50,250
May 2007	26.15	22.01	25,620
April 2007	25.76	21.87	34,395

New York Stock Exchange
Date	High	Low	Volume

March 2008	16.74	14.18	2,228,650
February 2008	17.50	9.68	4,280,347
January 2008	14.58	10.64	2,808,400
December 2007	14.28	12.30	2,827,700
November 2007	20.08	12.37	3,906,301
October 2007	19.47	16.76	2,603,100
September 2007	18.06	16.05	2,396,900
August 2007	19.00	16.11	4,970,000
July 2007	21.43	17.13	1,436,000
June 2007	21.98	19.51	1,437,800
May 2007	23.72	20.68	1,637,800
April 2007	22.80	18.60	1,773,400

DESCRIPTION OF CERTAIN INDEBTEDNESS
Revolving Credit Facility
          We entered into an amended and restated credit agreement dated as of June 7, 2007 with a syndicate of lenders that provides us with a $125.0 million revolving credit facility. The following is a summary of certain provisions of the revolving credit facility.
          General: Our revolving credit facility provides for an original principal amount of up to $125.0 million under which revolving loans may be made and under which letters of credit may be issued. The facility will mature on June 7, 2010, subject to possible extension.
          Security: The credit facility is secured by a first priority lien on substantially all of our and our subsidiaries’ existing and after-acquired property (tangible and intangible), including, without limitation, accounts receivable, inventory, equipment, intellectual property and other personal property, and real property, whether owned or leased, and a pledge of the shares of our subsidiaries, subject to various exceptions.
          Interest rates and fees: The facility bears interest on each prime loan at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined in the credit agreement). Interest on U.S. base rate loans is paid at a rate per annum equal to the U.S. base rate plus the applicable pricing margin. Interest on prime and U.S. base rate loans is payable monthly in arrears and computed on the basis of a 365- or 366-day year, as the case may be. Interest on LIBOR loans is paid during each interest period at a rate per annum, calculated on a 360-day year, equal to the LIBOR rate with respect to such interest period plus the applicable pricing margin. A stamping fee equal to the applicable pricing margin, calculated on the principal amount at maturity, is paid upon the acceptance by a lender of a bankers’ acceptance. Letters of credit are subject to a fee payable quarterly in arrears, calculated at a rate per annum equal to the applicable pricing margin and on the average daily amount of such letters of credit for the number of days such letters of credit were outstanding. Letters of credit are also subject to customary fees and expenses and a fronting fee equal to the greater of $500 or 0.10% per annum on the amount of such letter of credit paid quarterly in arrears. Standby fees are calculated at a rate per annum equal to the applicable pricing margin applied to the amount by which the amount of the outstanding principal owing to each lender under the credit facility for each day is less than the commitment of such lender and accrue daily from the first day to the last day of each fiscal quarter. In each case, the applicable pricing margin depends on our credit rating. Interest rates are increased by 2% per annum in excess of the rate otherwise payable on any amount not paid when due.
          Prepayments and commitment reductions: The credit facility may be prepaid in whole or in part without penalty, except for bankers’ acceptances, which will not be prepayable prior to their maturity. However, the credit facility requires prepayments under various circumstances, such as: (i) 100% of the net cash proceeds of certain asset dispositions, (ii) 100% of the net cash proceeds from our issuance of equity (unless the use of such securities proceeds is otherwise designated by the applicable offering document) and (iii) 100% of all casualty insurance and condemnation proceeds, subject to exceptions.
          Covenants: The credit facility contains restrictive covenants limiting our ability, and the ability of our subsidiaries to, without limitation and subject to various exceptions:
•	incur debt or enter into sale and leaseback transactions or contractual contingent obligations;

•	amend the indenture governing our 8 3/4% senior notes;

•	create or allow to exist liens or other encumbrances;

•
transfer assets (including any class of stock or the voting rights of any of our subsidiaries) except for sales and other transfers of inventory or surplus, immaterial or obsolete assets in our ordinary course of business and other exceptions set forth in the credit agreement;

•	enter into mergers, consolidations and asset dispositions of all or substantially all of our, or any of our subsidiaries’ properties;

•	make investments, including acquisitions;

•	enter into transactions with related parties other than on an arm’s-length basis on terms no less favorable to us than those available from third parties;

•	make any material change in the general nature of the business conducted by us; and

•	make consolidated capital expenditures in excess of 120% of the amount in the capital expenditure plan as approved by our board of directors.
          Under the credit facility, we are required to satisfy certain financial covenants, including a current ratio, a senior leverage ratio and an interest coverage ratio.
          Events of default: The credit facility contains customary events of default, including, without limitation, failure to make payments when due, defaults under other agreements or instruments of indebtedness, non-compliance with covenants, breaches of representations and warranties, bankruptcy, judgments in excess of specified amounts, invalidity of loan documents, impairment of security interest in collateral, and changes of control.
8 3/4% Senior Notes due 2011
          General: On November 26, 2003, we issued an aggregate of US$200.0 million of 8 3/4% senior unsecured notes pursuant to an indenture among us, the subsidiary guarantors and Wells Fargo Bank, N.A., as trustee. These notes will mature on December 1, 2011. Interest on these notes accrues at 8 3/4% per annum and is payable in arrears on June 1 and December 1 of each year. All of our subsidiaries jointly and severally guarantee the 8 3/4% senior notes.
          Redemption and Repurchase: We may redeem some or all of the 8 3/4% senior notes at any time on or after December 1, 2007, at specified redemption prices. We may redeem up to 35% of the original aggregate principal amount of the 8 3/4% senior notes in the event of certain equity sales at any time on or after December 1, 2007 at specified redemption prices. We may redeem all but not part of the notes in the event of various changes in the laws affecting withholding taxes. We are not required to make mandatory redemption or sinking fund payments with respect to the 8 3/4% senior notes. We will be required to offer to repurchase the 8 3/4% senior notes from holders if we undergo a change of control or sell our assets in specified circumstances.
          Covenants: The indenture governing the 8 3/4% senior notes restricts, among other things, our ability to pay dividends, redeem capital stock or prepay certain subordinated debt; incur additional debt or issue preferred stock; grant liens; merge, consolidate or transfer substantially all of our assets; enter into certain transactions with affiliates; impose restrictions on any subsidiary’s ability to pay dividends or transfer assets to us; enter into certain sale and leaseback transactions; and permit subsidiaries to guarantee debt. All of these restrictions are subject to customary exceptions.

Swap Agreements
          We have entered into three separate International Swap Dealer Association — Master Agreements, one with BNP Paribas, as counterparty, dated November 23, 2003, one with HSBC Bank Canada, as counterparty, dated March 26, 2004 and one with CIBC, as counterparty, dated August 9, 2006. These agreements are collectively referred to as the “swap agreements”. Pursuant to the swap agreements, we have and may enter into one or more interest rate or currency swap transactions governed by the terms of the swap agreements and the confirmations issued by the counterparty in respect of each transaction. The swap agreements contain customary representations and warranties, covenants and events of default. Specifically, each swap agreement contains a provision that an event of default under our existing credit agreement will constitute an event of default under such swap agreement and that the counterparty will be entitled to terminate the swap agreement if our payment obligations to the counterparty cease to be secured pari passu with the obligations under the credit agreement. As of March 31, 2008, the liability, measured at fair value, associated with the swap agreements was approximately $81.6 million.
Debt Ratings
          In December 2007, Standard & Poor’s upgraded our debt rating to B+ (from B) with a stable outlook following a review of our current and prospective business risk and financial risk profiles. Our senior unsecured notes are also rated B+ with a recovery rating of “4” indicating an expectation for an average of (30%-50%) recovery in the event of a payment default. In December 2007, Moody’s maintained our debt rating at B2 with a stable outlook (the upgrade to B2 was issued in December 2006 following our IPO). Moody’s rates our senior unsecured notes at B3 with a loss given default rating of “5”.
DIRECTORS AND OFFICERS
Directors and Officers
          The following sets forth information about our directors and executive officers. Ages reflected are as of May 31, 2008. Each director is elected for a one-year term or until such person’s successor is duly elected or appointed, unless his office is earlier vacated. Unless otherwise indicated below, the business address of each of our directors and executive officers is Zone 3, Acheson Industrial Area, 2-53016 Highway 60, Acheson, Alberta, T7X 5A7. As of June 20, 2008, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 767,864 common shares of the Company (representing approximately 2.1% of all issued and outstanding common shares).

Name and Municipality of Residence	Age	Position
Rodney J. Ruston	57	Director, President and Chief Executive Officer
Edmonton, Alberta

Peter R. Dodd	58	Chief Financial Officer
Edmonton, Alberta

David Blackley	47	Vice President, Finance
Sherwood Park, Alberta

Robert G. Harris	60	Vice President, Human Resources, Health, Safety
Edmonton, Alberta		& Environment

Kevin Mather	35	Vice President, Supply Chain
Spruce Grove, Alberta

Name and Municipality of Residence	Age	Position
Bernard T. Robert	41	Vice President, Business Development & Estimating
Sherwood Park, Alberta

Miles W. Safranovich	43	Vice President, Operations
Spruce Grove, Alberta

Christopher R. Yellowega	37	Vice President, Major Mining Developments
Airdrie, Alberta

Ronald A. McIntosh	66	Chairman of the Board
Calgary, Alberta

George R. Brokaw	40	Director
Southampton, New York

John A. Brussa	51	Director
Calgary, Alberta

John D. Hawkins	44	Director
Houston, Texas

William C. Oehmig	58	Director
Houston, Texas

Allen R. Sello	68	Director
West Vancouver, British Columbia

Peter W. Tomsett	50	Director
West Vancouver, British Columbia

K. Rick Turner	50	Director
Houston, Texas
Rodney J. Ruston became President and Chief Executive Officer of NAEPI on May 9, 2005 and took the Company public with a listing on both the NYSE and TSX on November 22, 2006. In 2007, Mr. Ruston joined Northern Alberta Institute of Technology’s President’s Advisory Committee. Previously, Mr. Ruston was Managing Director and Chief Executive Officer of Ticor Limited, a publicly-listed, Australian natural resources company with operations in Australia, South Africa, and Madagascar. Mr. Ruston has spent his entire career in the natural resources industry, holding management positions with Pasminco Limited, Savage Resources Limited, Wambo Mining Corporation, Oakbridge Limited and Kembla Coal & Coke Pty. Limited. He was Chairman of the Australian Minerals Tertiary Education Council from July 2003 until May 2005 and received his Masters of Business Administration from the University of Wollongong and Bachelor of Engineering (Mining) from the University of New South Wales in Australia.
Peter R. Dodd became Chief Financial Officer of NAEPI on February 4, 2008. Mr. Dodd has over 25 years experience in strategic business planning, corporate finance and investment banking. Prior to joining us, Mr. Dodd served as Director of Strategy and Development for CSR Ltd. an Australian-based conglomerate with sugar, building products, aluminium and property divisions. Previously, Mr. Dodd was Managing Director and Global Head of Corporate Finance for ABN AMRO in London, England, managing corporate finance teams in 23 countries. A PhD in Accounting and Finance, Mr. Dodd served as Dean and Managing Director of the Australian Graduate School of Management, a world recognized business school serving both the University of New South Wales and the University of Sydney.
David Blackley became Vice President, Finance of NAEPI on January 14, 2008 bringing extensive experience leading accounting and financial reporting teams and overseeing the design and implementation of internal financial controls and processes. Previously Mr. Blackley served at Lafarge Canada Inc. as Vice President, Finance of the North American Aggregates and Concrete division. A

Chartered Accountant, Mr. Blackley holds a Bachelor of Commerce from Rhodes University in South Africa.
Robert G. Harris joined us in June 2006 as Vice President, Human Resources, Health, Safety & Environment. Mr. Harris began his career in 1969 with Chrysler Canada in various personnel and human resources positions before taking on the role of Environmental Health & Safety Manager and subsequently the Labour Relations Supervisor role. In 1982, he accepted a position with IPSCO Inc. where he was responsible for human resources over six facilities in Canada and the United States. Since 1987, he has held senior human resources roles at Labatt Breweries of Canada including National Manager, Industrial Relations & Training and Director, Human Resources at both regional and national levels. Mr. Harris graduated in 1969 from the University of Windsor with a Bachelor of Arts in Sociology/Psychology and has received his Certified Human Resources Professional designation.
Kevin Mather joined us in 1998 and held various project positions working on Syncrude projects in the oil sands prior to becoming a Project Manager in 2000. As a Project Manager, Mr. Mather managed our work developing the Albian Sands Muskeg River Mine. Mr. Mather was appointed General Manager, Heavy Construction and Mining in 2004 as the division executed major projects at Canadian Natural’s Horizon Mine, Syncrude Aurora and Base Mines, Albian Sands Muskeg River and Jackpine Mines, Grande Cache Coal and DeBeers Victor Diamond Mine until he was appointed Vice President, Supply Chain Management in November 2007. Mr. Mather attended the University of Alberta and obtained a Bachelor of Science in Civil Engineering in 1996 and his Masters of Science in Construction Engineering and Management in 1998.
Bernard T. Robert joined us in March 1998 as Controller and held various positions within the Finance department including Director, Project Accounting and Treasurer until his transfer to the position of Director, Business Development in 2006. Mr. Robert held this position until he was appointed Vice President, Business Development and Estimating in September 2007. Prior to joining us, Mr. Robert worked as the Manager, Budgets & Forecasts for Telus Communications in Edmonton. Mr. Robert began his career at Enbridge Pipelines Inc. (formerly Interprovincial Pipelines Inc.) where he worked in various roles within the Finance and Regulatory areas. Mr. Robert is a Certified General Accountant having graduated in 1995.
Miles W. Safranovich joined us in November 2004 and held the position of General Manager, Industrial and Heavy Civil until he was appointed Vice President, Contracts and Technical Services in July 2005 and Vice President, Business Development and Estimating in July 2006 and Vice President, Operations in September 2007. He has extensive experience in the construction industry, spending most of his career at Voice Construction Ltd. where he held a variety of positions between 2000 and October 2004, including Operations Manager and Construction Manager. Mr. Safranovich attended the University of Alberta and obtained a Bachelor of Science in Biology in 1986 and a Bachelor of Science in Civil Engineering specializing in Construction Management in 1992.
Christopher R. Yellowega became Vice President, Major Mining Projects on April 1, 2008 bringing extensive oil sands development and operations experience. Prior to joining us, Mr. Yellowega served as Vice President, Upstream Operations with Synenco Energy Inc., where he played a leadership role in planning and designing a major oil sands mining development. Before that Mr. Yellowega served at the Athabasca Oilsands Project Expansion (Albian Sands) as Superintendent responsible for leading the expansion project team for upstream operations. A Mining Engineer, Mr. Yellowega is currently a member of the Board of Directors for the Alberta Chamber of Resources and is recognized as a Registered Professional Engineer.

Ronald A. McIntosh became the Chairman of our board of directors on May 20, 2004. Mr. McIntosh was Chairman of NAV Energy Trust, a Calgary-based oil and natural gas investment fund from January 2004 to August 2006. Between October 2002 and January 2004, he was President and Chief Executive Officer of Navigo Energy Inc. and was instrumental in the conversion of Navigo into NAV Energy Trust. From July 2002 to October 2002, Mr. McIntosh managed his personal investments. He was Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002 and Vice President, Exploration and International of Petro-Canada from April 1996 through November 2001. Mr. McIntosh’s significant experience in the energy industry includes the former positions of Chief Operating Officer of Amerada Hess Canada, Director of Crispin Energy Inc. and on the Board of Directors of C1 Energy Ltd. Mr. McIntosh is on the Board of Directors of Advantage Oil & Gas Ltd.
George R. Brokaw became one of our Directors on June 28, 2006. Mr. Brokaw joined Perry Capital, L.L.C., an affiliate of Perry Corp., in August 2005 as a Managing Director. Investment entities controlled by Perry Corp. are holders of our common shares. (See our most recent information circular that involved the elections of directors.) Prior to joining Perry, Mr. Brokaw as a Managing Director of Lazard Frères & Co. LLC, engaged in mergers and acquisition advisory across a broad range of sectors including energy and power, transportation and general industrials. Prior to joining Lazard, Mr. Brokaw was an Associate at Dillon Read & Co. where he worked in the mergers and acquisitions department. Mr. Brokaw has a Bachelor of Arts degree from Yale University, a Juris Doctorate and Masters of Business Administration from the University of Virginia. He is a member of the New York Bar.
John A. Brussa is a senior partner and head of the Tax Department at the law firm if Burnet, Duckworth & Palmer LLP, a leading natural resource and energy law firm located in Calgary. He has been a partner since 1987 and has worked at the firm since 1981. Mr. Brussa is Chairman of Penn West Energy Trust, Crew Energy Inc. and Divestco Inc. Mr. Brussa also serves as a director of a number of natural resource and energy companies. He is a member and former Governor of the Executive Committee of the Canadian Tax Foundation. Mr. Brussa attended the University of Windsor and received his Bachelor of Arts in History and Economics in 1978 and his Bachelor of Law in 1981.
John D. Hawkins became one of our Directors on October 17, 2003. Mr. Hawkins joined The Sterling Group, L.P. in 1992 and has been a Partner since 1999. The Sterling Group, a private equity investment firm, provided certain services to us pursuant to an advisory services agreement, and an investment entity affiliated with The Sterling Group is a holder of our common shares. (See our most recent information circular that involved the elections of directors.) Before joining Sterling he was on the professional staff of Arthur Andersen & Co. from 1986 to 1990. He received a Bachelor of Science in Business Administration in Accounting from the University of Tennessee and his Masters of Business Administration from the Owen Graduate School of Management at Vanderbilt University.
William C. Oehmig served as Chairman of our board of directors from November 26, 2003 until passing off this position and assuming the role of Director on May 20, 2004. He is a Partner with The Sterling Group, L.P., a private equity investment firm. The Sterling Group provided certain services to us pursuant to an advisory services agreement, and an investment entity affiliated with The Sterling Group is a holder of our common shares. (See our most recent information circular that involved the election of directors.) Prior to joining Sterling in 1984, Mr. Oehmig worked in banking, mergers and acquisitions, and represented foreign investors in purchasing and managing U.S. companies in the oilfield service, manufacturing, distribution, heavy equipment and real estate sectors. He began his career in Houston in 1974 at Texas Commerce Bank. Mr. Oehmig currently serves on the boards of Propex Inc., Panolam Industries International Incorporated and Universal Fiber Systems. On January 18, 2008, Propex Inc.,and its wholly owned domestic subsidiaries filed voluntary petitions for relief under chapter 11 of title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for Eastern District of

Tennessee. In the past he has served as Chairman of Royster-Clark, Purina Mills, Exopack and Sterling Diagnostic Imaging and has served on the board of several portfolio companies since joining Sterling. Mr. Oehmig received his Bachelor of Science in Economics from Transylvania University and his Masters of Business Management from the Owen Graduate School of Management at Vanderbilt University.
Allen R. Sello became one of our Directors on January 26, 2006. His career began at Ford Motor Company of Canada in 1964, where he held numerous finance and marketing management positions, including Treasurer. In 1979 Mr. Sello joined Gulf Canada Limited, at which he held various senior financial positions, including Vice President and Controller. He was appointed Vice President, Finance of successor company Gulf Canada Resources Limited in 1987 and Chief Financial Officer in 1988. Mr. Sello then joined International Forest Products Ltd. in 1996 as Chief Financial Officer. From 1999 until his retirement in 2004 he held the position of Senior Vice President and Chief Financial Officer for UMA Group Limited. Mr. Sello is currently Chair of the Vancouver Board of Trade Government Budget and Finance Committee and a trustee of Sterling Shoes Income Fund. Mr. Sello received his Bachelor of Commerce from the University of Manitoba and his Masters of Business Administration from the University of Toronto.
Peter W. Tomsett became one of our Directors in September 2006. From September 2004 to January 2006, Mr. Tomsett was President & Chief Executive Officer of Placer Dome Inc. based in Vancouver. He joined the Placer Dome Group in 1986 as a Mining Engineer with the Project Development group in Sydney, Australia. After various project and operating positions, he assumed the role of Executive Vice President, Asia-Pacific for Placer Dome Inc. in 2001. In 2004, Mr. Tomsett also took on responsibility for Placer Dome Africa which included mines in South Africa and Tanzania. Mr. Tomsett has been a Director of the Minerals Council of Australia, the World Gold Council and the International Council for Mining & Metals. He is a member of the Australian Institute of Mining and Metallurgy. Mr. Tomsett graduated with a Bachelor of Engineering (Honours) in Mining Engineering from the University of New South Wales and also attained a Masters of Science (Distinction) in Mineral Production Management from Imperial College, London. He is also a director of Silver Standard Resources Inc. and Chairman of Equinox Minerals Limited.
K. Rick Turner became one of our Directors on November 26, 2003. Mr. Turner has been employed by Stephens’ family entities since 1983. SF Holding Corp., formerly Stephens Group, Inc., provided certain services to us pursuant to an advisory services agreement, and an investment entity controlled by SF Holding Corp. is a holder of our common shares. (See our most recent information circular that involved the elections of directors.) Mr. Turner is currently Senior Managing Director of The Stephens Group, LLC. He first became a private equity principal in 1990 after serving as the Assistant to the Chairman, Jackson T. Stephens. His areas of focus have been oil and gas exploration, natural gas gathering, processing industries and power technology. He currently serves on the board of two other publicly-held companies: Energy Transfer Partners and Energy Transfer Equity. He also serves on numerous private company boards, including JV Industrial; BTEC Turbines, LP; Spitzer Industries, Inc.; JEBCO Seismic, LP; Seminole Energy Services, LLC; Multi-Shot, LLC; and Acute Technologies, Inc. Mr. Turner earned his Bachelor of Science in Business Administration from the University of Arkansas and is a non-practicing CPA.
THE BOARD AND BOARD COMMITTEES
          Our board supervises the management of our business as provided by Canadian law. We comply with the listing requirements of the New York Stock Exchange applicable to domestic listed companies, which require that our board of directors be composed of a majority of independent directors. However, we do not, and are not required to, submit an annual Chief Executive Officer certification to the New York Stock Exchange.

Our board has established the following committees:
1.
Audit Committee: The Audit Committee recommends independent public accountants to the board, reviews the quarterly and annual financial statements and related MD&A, press releases and auditor reports, and reviews the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the board. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities our board of directors has affirmatively determined that our Audit Committee is composed solely of independent directors. Our board of directors has determined that Mr. Allen R. Sello is the audit committee financial expert, as defined by Item 407(d)(5) of the SEC’s Regulation S-K. Our board of directors has adopted a written charter for the Audit Committee that is attached as Exhibit A to this annual information form. The Audit Committee is currently composed of Messrs. Brokaw, Hawkins, Sello and Turner, with Mr. Sello serving as Chairman. Based on their experience (see “Directors and Officers” above), each of the members of the Audit Committee are financially literate. The members of the audit committee have significant exposure to the complexities of financial reporting associated with us and are able to address with due oversight, and provide the necessary governance over, our financial reporting.

Our auditors are KPMG LLP. Our Audit Committee pre-approved the engagement of KPMG to perform the audit of our financial statements for the fiscal year ended March 31, 2008.

The fees we have paid to KPMG for services rendered by them include:
(i)	Audit Fees

KPMG billed us $3,037,500 in 2008, $2,375,000 in 2007 and $2,617,000 in 2006 for audit services. Audit fees were incurred for the audit of our annual financial statements, the audit of internal controls over financial reporting, related audit work in connection with registration statements and other filings with various regulatory authorities, and quarterly interim reviews of the consolidated financial statements.

(ii)	Audit Related Fees

KPMG billed us $55,000 in 2008, $52,000 in 2007 and $62,000 in 2006 for planning and scoping work and advice relating to compliance and internal controls over financial reporting.
(iii)	Tax Fees

KPMG billed us $33,000 in 2008, $16,640 in 2007 and $15,000 in 2006 for tax compliance services.
(iv)	All Other Fees

KPMG did not perform any other services for us.

2.
Compensation Committee: The Compensation Committee is charged with the responsibility for supervising executive compensation policies for us and our subsidiaries, administering the employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the board such other forms of remuneration as it deems appropriate. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, our board of directors has affirmatively determined that our Compensation Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Compensation Committee that is available on our website. The Compensation Committee is currently composed by Messrs. Brussa, Oehmig, Sello and Tomsett, with Mr. Tomsett serving as Chairman.

3.
Governance Committee: The Governance Committee is responsible for recommending to the board of directors proposed nominees for election to the board of directors by the shareholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between shareholder meetings, and making recommendations to the board of directors regarding corporate governance matters and practices. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, our board of directors has affirmatively determined that our Governance Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Governance Committee that is available on our website. The Governance Committee is currently composed of Messrs. Brussa, Hawkins, McIntosh and Turner, with Mr. Hawkins serving as Chairman.

4.
Risk Committee: The Risk Committee is responsible for overseeing all of our non-financial risks, approving our risk management policies and reviewing the risks and related risk mitigation plans within our strategic plan. The Risk Committee is currently composed of Messrs. Brokaw, McIntosh, Oehmig and Tomsett, with Mr. Oehmig serving as Chairman.

The board may also establish other committees.
Compensation Committee Interlocks and Insider Participation
      None of the members of the Compensation Committee is or has been one of our officers or employees, and none of our executive officers served during fiscal 2008 on a board of directors of another entity which has employed any of the members of the Compensation Committee.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
      From time to time, we are a party to litigation and legal proceedings that we consider to be a part of the ordinary course of business. While no assurance can be given, we believe that, taking into account reserves and insurance coverage, none of the litigation or legal proceedings, in which we are currently involved, could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations. We may, however, become involved in material legal proceedings in the future.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Advisory Services Agreement
          We were party to an advisory services agreement, dated November 26, 2003, with The Sterling Group, L.P., Genstar Capital, L.P., Perry Strategic Capital Inc., and SF Holding Corp. (collectively, the “Sponsors”). The advisory services agreement was terminated upon the completion of our IPO.
Voting and Corporate Governance Agreement
          We were party to a voting agreement, dated November 26, 2003, with affiliates of the Sponsors. The voting agreement was terminated upon the completion of our IPO. We have entered into a letter agreement with each Sponsor pursuant to which we have engaged such Sponsor to provide their expertise and advice to us for no fee, which is in their interest because of their investment in us. In order for the Sponsors to provide such advice, we have agreed to
•	provide them copies of all documents, reports, financial data and other information regarding us,

•	permit them to consult with and advise our management on matters relating to our operations,

•	permit them to discuss our company’s affairs, finances and accounts with our officers, directors and outside accountants,

•	permit them to visit and inspect any of our properties and facilities, including but not limited to books of account,

•
permit them to attend, to the extent that a director is not related to the sponsor, to designate and send a representative to attend all meetings of our board of directors in a non-voting observer capacity,

•	provide them copies of certain of our financial statements and reports, and

•	provide them copies of all materials sent by us to our board of directors, other than materials relating to transactions in which the sponsor has an interest.
          We may terminate a Sponsor’s letter agreement in certain circumstances. All the foregoing rights are subject to customary confidentiality requirements and subject to security clearance requirements imposed by applicable government authorities.
Shareholders Agreements
          All holders of our common shares who were also our employees or employees of any of our subsidiaries were parties to an employee shareholders agreement. All other holders of our common shares were parties to an investor shareholders agreement. Both shareholders agreements were terminated upon the completion of our IPO.

Registration Rights Agreement
          We are party to a registration rights agreement with certain shareholders, including affiliates of each of the sponsors, Paribas North America, Inc. and Mr. William Oehmig, one of our directors. The shareholders party to the agreement and their permitted transferees are entitled, subject to certain limitations, to include their common shares in a registration of common shares we initiate under the Securities Act of 1933, as amended. In addition, after the 120th day following our IPO, any one or more shareholders party to the agreement has the right to require us to effect the registration of all or any part of such shareholders’ common shares under the Securities Act, referred to as a “demand registration,” so long as the amount of common shares to be registered has an aggregate fair market value of at least US$5.0 million and, at such time, the SEC has ordered or declared effective fewer than four demand registrations initiated by us pursuant to the registration rights agreement. In the event the aggregate number of common shares which the shareholders party to the agreement request us to include in any registration, together, in the case of a registration we initiate, with the common shares to be included in such registration, exceeds the number which, in the opinion of the managing underwriter, can be sold in such offering without materially affecting the offering price of such shares, the number of shares of each shareholder to be included in such registration will be reduced pro rata based on the aggregate number of shares for which registration was requested. The shareholders party to the agreement have the right to require, after four demand registrations, one registration in which their common shares will not be subject to pro rata reduction with others entitled to registration rights.
          We may opt to delay the filing of a registration statement required pursuant to any demand registration for:
•	up to 120 days if
o	we have decided to file a registration statement for an underwritten public offering of our common shares, the net proceeds of which are expected to be at least US$20.0 million, or

o
initiated discussions with underwriters in preparation for a public offering of our common shares as to which we expect to receive net proceeds of at least US$20.0 million and the demand registration, in the underwriters’ opinion, would have a material adverse effect on the offering or

•	up to 90 days following a request for a demand registration if we are in possession of material information that we reasonably deem advisable not to disclose in a registration statement.
          Our right to delay the filing of a registration statement if we possess information that we deem advisable not to disclose does not obviate any disclosure obligations which we may have under the Exchange Act or other applicable laws; it merely permits us to avoid filing a registration statement if our management believes that such a filing would require the disclosure of information which otherwise is not required to be disclosed and the disclosure of which our management believes is premature or otherwise inadvisable.
          The registration rights agreement contains customary provisions whereby we and the shareholders party to the agreement indemnify and agree to contribute to each other with regard to losses caused by the misstatement of any information or the omission of any information required to be provided in a registration statement filed under the Securities Act. The registration rights agreement requires us to pay the expenses associated with any registration other than sales discounts, commissions, transfer taxes and amounts to be borne by underwriters or as otherwise required by law.
Properties and Facilities
          Pursuant to several office lease agreements, in 2007 we paid $572,000 (2006 — $836,000; 2005 — $824,000) to a company owned, indirectly and in part, by one of our directors. Effective November 28, 2006, this director resigned from the board.
TRANSFER AGENT AND REGISTRAR
          The transfer agent and registrar of the Company is CIBC Mellon Trust Co. and the address of CIBC Mellon Trust Co. is located at 600 The Dome Tower, 333 — 7 Avenue SW, Calgary, Alberta, T2P 2Z1.
MATERIAL CONTRACTS
          We are party to the following material contracts, other than contracts entered into in the ordinary course of our business:
•	Form of Indemnity Agreement between NACG Holdings Inc., NACG Preferred Corp., North American Energy Partners Inc., North American Construction Group Inc. and their respective officers and directors;

•	Indenture, dated as of November 26, 2003, among North American Energy Partners Inc., the guarantors named therein and Wells Fargo Bank, NA., as Trustee;

•	Registration Rights Agreement, dated as of November 26, 2003, among NACG Holdings Inc. and the shareholders party thereto;

•	Amended and Restated 2004 Share Option Plan;

•	Overburden Removal and Mining Services Contract, dated November 17, 2004, between Canadian Natural and Noramac Ventures Inc.;

•
Amended and Restated Joint Venture Agreement, dated September 30, 2004, among North American Construction Group Inc., Fort McKay Construction Ltd. and Noramac Ventures Ltd., including the assignment of contract from Noramac Ventures Ltd. To North American Construction Group Inc., dated February 27, 2006;

•	Office Lease, as amended as of November 26, 2003, between Acheson Properties Ltd. and North American Construction Group Inc.;

•	Office Lease, dated as of March 15, 2003, between Acheson Properties Ltd. and North American Construction Group Inc.;

•	Office Lease, dated as of July 1, 2003, between Acheson Properties Ltd. and North American Construction Group Inc.; and

•
Revolving Credit Facility. Please refer to “Description of Capital Structure — Revolving Credit Facility” for information regarding the second amended and restated credit agreement that provides our revolving credit facility.

RISKS AND UNCERTAINTIES
Risks Related to our Business
Anticipated major projects in the oil sands may not materialize.
          Notwithstanding the National Energy Board’s estimates regarding new investment and growth in the Canadian oil sands, planned and anticipated projects in the oil sands and other related projects may not materialize. The underlying assumptions on which the projects are based are subject to significant uncertainties, and actual investments in the oil sands could be significantly less than estimated. Projected investments and new projects may be postponed or cancelled for any number of reasons, including among others:
•	changes in the perception of the economic viability of these projects;
•	shortage of pipeline capacity to transport production to major markets;
•	lack of sufficient governmental infrastructure to support growth;
•	delays in issuing environmental permits or refusal to grant such permits;
•	shortage of skilled workers in this remote region of Canada; and
•	cost overruns on announced projects.
Demand for our services may be adversely impacted by regulations affecting the energy industry.
          Our principal customers are energy companies involved in the development of the oil sands and in natural gas production. The operations of these companies, including their mining operations in the oil sands, are subject to or impacted by a wide array of regulations in the jurisdictions where they operate, including those directly impacting mining activities and those indirectly affecting their businesses, such as applicable environmental laws. As a result of changes in regulations and laws relating to the energy production industry, including the operation of mines, our customers’ operations could be disrupted or curtailed by governmental authorities. The high cost of compliance with applicable regulations may cause customers to discontinue or limit their operations, and may discourage companies from continuing development activities. As a result, demand for our services could be substantially affected by regulations adversely impacting the energy industry.
Failure by our customers to obtain required permits and licenses may affect the demand for our services.
          The development of the oil sands requires our customers to obtain regulatory and other permits and licenses from various governmental licensing bodies. Our customers may not be able to obtain all necessary permits and licenses that may be required for the development of the oil sands on their properties. In such a case, our customers’ projects will not proceed, thereby adversely impacting demand for our services.

Changes in our customers’ perception of oil prices over the long-term could cause our customers to defer, reduce or stop their investment in oil sands projects, which would, in turn, reduce our revenue from those customers.
          Due to the amount of capital investment required to build an oil sands project, or construct a significant expansion to an existing project, investment decisions by oil sands operators are based upon long-term views of the economic viability of the project. Economic viability is dependent upon the anticipated revenues the project will produce, the anticipated amount of capital investment required and the anticipated cost of operating the project. The most important consideration is the customer’s view of the long-term price of oil which is influenced by many factors, including the condition of developed and developing economies and the resulting demand for oil and gas, the level of supply of oil and gas, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political conditions in oil producing nations, including those in the Middle East, war or the threat of war in oil producing regions and the availability of fuel from alternate sources. If our customers believe the long-term outlook for the price of oil is not favorable, or believes oil sands projects are not viable for any other reason, they may delay, reduce or cancel plans to construct new oil sands projects or expansions to existing projects. Delays, reductions or cancellations of major oil sands projects would adversely affect our prospects and could have a material adverse impact on our financial condition and results of operations.
Insufficient pipeline, upgrading and refining capacity could cause our customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, which would, in turn, reduce our revenue from those customers.
          For our customers to operate successfully in the oil sands, they must be able to transport the bitumen produced to upgrading facilities and transport the upgraded oil to refineries. Some oil sands projects have upgraders at mine site and others transport bitumen to upgraders located elsewhere. While current pipeline and upgrading capacity is sufficient for current production, future increases in production from new oil sands projects and expansions to existing projects will require increased upgrading and pipeline capacity. If these increases do not materialize, whether due to inadequate economics for the sponsors of such projects, shortages of labor or materials or any other reason, our customers may be unable to efficiently deliver increased production to market and may therefore delay, reduce or cancel planned capital investment. Such delays, reductions or cancellations of major oil sands projects would adversely affect our prospects and could have a material adverse impact on our financial condition and results of operations.
Lack of sufficient governmental infrastructure to support the growth in the oil sands region could cause our customers to delay, reduce or cancel their future expansions, which would, in turn, reduce our revenue from those customers.
          The development in the oil sands region has put a great strain on the existing government infrastructure, necessitating substantial improvements to accommodate growth in the region. The local government having responsibility for a majority of the oil sands region has been exceptionally impacted by this growth and is not currently in a position to provide the necessary additional infrastructure. In an effort to delay further development until infrastructure funding issues are resolved, the local governmental authority has intervened in two recent hearings considering applications by major oil sands companies to the EUB for approval to expand their operations. Similar action could be taken with respect to any future applications. The EUB has issued conditional approval for the expansion in respect of one of the hearings despite the intervention by the local government authority, and a decision in the second hearing is pending. The EUB has indicated that it believes that additional infrastructure investment in the oil sands region is needed and that there is a short window of opportunity to make these investments in parallel with continued oil sands development. If the necessary infrastructure is not put in place, future growth of our customers’ operations could be delayed, reduced or canceled which could in turn adversely affect our prospects and could have a material adverse impact on our financial condition and results of operations.

Shortages of qualified personnel or significant labor disputes could adversely affect our business.
          Alberta, and in particular the oil sands area, has had and continues to have a shortage of skilled labor and other qualified personnel. New mining projects in the area will only make it more difficult for us and our customers to find and hire all the employees required to work on these projects. We are continuously exploring innovative ways to hire the project managers, trades people and other skilled employees that we need. We have expanded our search efforts outside of Canada to find qualified candidates who might relocate to our area. In addition, we have undertaken more extensive training of existing employees and we are enhancing our use of technology and developing programs to provide better working conditions. We believe the labor shortage, which affects us and all of our major customers, will continue to be a challenge for everyone in the mining and oil and gas industries in western Canada for the foreseeable future. If we are not able to recruit and retain enough employees with the appropriate skills, we may be unable to maintain our customer service levels, and we may not be able to satisfy any increased demand for our services. This, in turn, could have a material adverse effect on our business, financial condition and results of operations. If our customers are not able to recruit and retain enough employees with the appropriate skills, they may be unable to develop projects in the oil sands area.
          Substantially all of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labor disruption experienced by our key customers could significantly reduce the amount of our services that they need.
Cost overruns by our customers on their projects may cause our customers to terminate future projects or expansions which could adversely affect the amount of work we receive from those customers.
          Oil sands development projects require substantial capital expenditures. In the past, several of our customers’ projects have experienced significant cost overruns, impacting their returns. If cost overruns continue to challenge our customers, they could reassess future projects and expansions which could adversely affect the amount of work we receive from our customers.
Our ability to grow our operations in the future may be hampered by our inability to obtain long lead time equipment and tires, which are currently in limited supply.
          Our ability to grow our business is, in part, dependent upon obtaining equipment on a timely basis. Due to the long production lead times of suppliers of large mining equipment, we must forecast our demand for equipment many months or even years in advance. If we fail to forecast accurately, we could suffer equipment shortages or surpluses, which could have a material adverse impact on our financial condition and results of operations.
          Global demand for tires of the size and specifications we require is exceeding the available supply. For example, two of our trucks are currently not in service because we cannot get tires for these particular trucks. We expect the supply/demand imbalance for certain tires to continue for several years. Our inability to procure tires to meet the demands for our existing fleet as well as to meet new demand for our services could have an adverse effect on our ability to grow our business.

Our customer base is concentrated, and the loss of or a significant reduction in business from a major customer could adversely impact our financial condition.
          Most of our revenue comes from the provision of services to a small number of major oil sands mining companies. Revenue from our five largest customers represented approximately 81%, 65% and 69% of our total revenue for 2008, 2007 and 2006, respectively, and those customers are expected to continue to account for a significant percentage of our revenues in the future. In addition, the majority of our Pipeline revenues in the current and previous fiscal years resulted from work performed for one customer. If we lose or experience a significant reduction of business from one or more of our significant customers, we may not be able to replace the lost work with work from other customers. Our long-term contracts typically allow our customers to unilaterally reduce or eliminate the work which we are to perform under the contract. Our contracts also generally allow the customer to terminate the contract without cause. The loss of or significant reduction in business with one or more of our major customers, whether as a result of completion of a contract, early termination or failure or inability to pay amounts owed to us, could have a material adverse effect on our business and results of operations.
Because most of our customers are Canadian energy companies, a downturn in the Canadian energy industry could result in a decrease in the demand for our services.
          Most of our customers are Canadian energy companies. A downturn in the Canadian energy industry could cause our customers to slow down or curtail their current production and future expansions which would, in turn, reduce our revenue from those customers. Such a delay or curtailment could have a material adverse impact on our financial condition and results of operations.
Lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs.
          Approximately 45%, 66% and 58% of our revenue for 2008, 2007 and 2006, respectively, was derived from lump-sum and unitprice contracts. Lump-sum and unit-price contracts require us to guarantee the price of the services we provide and thereby expose us to losses if our estimates of project costs are lower than the actual project costs we incur. Our profitability under these contracts is dependent upon our ability to accurately predict the costs associated with our services. The costs we actually incur may be affected by a variety of factors beyond our control. Factors that may contribute to actual costs exceeding estimated costs and which therefore affect profitability include, without limitation:
•	site conditions differing from those assumed in the original bid;
•	scope modifications during the execution of the project;
•	the availability and cost of skilled workers;
•	the availability and proximity of materials;
•	unfavorable weather conditions hindering productivity;
•	inability or failure of our customers to perform their contractual commitments;
•	equipment availability and productivity and timing differences resulting from project construction not starting on time; and
•	the general coordination of work inherent in all large projects we undertake.
     When we are unable to accurately estimate the costs of lump-sum and unit-price contracts, or when we incur unrecoverable cost overruns, the related projects result in lower margins than anticipated or may incur losses, which could adversely impact our results of operations, financial condition and cash flow.

Until we establish and maintain effective internal controls over financial reporting, we cannot assure you that we will have appropriate procedures in place to eliminate future financial reporting inaccuracies and avoid delays in financial reporting.
          We have identified a number of material weaknesses in our financial reporting processes and internal controls. See “Management’s Report on Internal Controls over Financial Reporting” in our annual management, discussion and analysis for our fiscal year ended March 31, 2008. As a result, there can be no assurance that we will be able to generate accurate financial reports in a timely manner. Failure to do so would cause us to breach the U.S. and Canadian securities regulations with respect to reporting requirements in the future as well as the covenants applicable to our indebtedness. This could, in turn, have a material adverse effect on our business and financial condition. Until we establish and maintain effective internal controls and procedures for financial reporting, we may not have appropriate measures in place to eliminate financial statement inaccuracies and avoid delays in financial reporting.
Our substantial debt could adversely affect us, make us more vulnerable to adverse economic or industry conditions and prevent us from fulfilling our debt obligations.
          We have a substantial amount of debt outstanding and significant debt service requirements. As of March 31, 2008, we had outstanding $213.0 million of debt, including $14.8 million of capital leases. We also had cross-currency and interest rate swaps with a balance sheet liability of $81.6 million as of March 31, 2008. These swaps are secured equally and ratably with our revolving credit facility. Our substantial indebtedness could have serious consequences, such as:
•	limiting our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;

•	limiting our ability to use operating cash flow in other areas of our business;

•	limiting our ability to post surety bonds required by some of our customers;

•	placing us at a competitive disadvantage compared to competitors with less debt;

•	increasing our vulnerability to, and reducing our flexibility in planning for, adverse changes in economic, industry and

•	competitive conditions; and

•	increasing our vulnerability to increases in interest rates because borrowings under our revolving credit facility and

•	payments under some of our equipment leases are subject to variable interest rates.
          The potential consequences of our substantial indebtedness make us more vulnerable to defaults and places us at a competitive disadvantage. Further, if we do not have sufficient earnings to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.
The terms of our debt agreements may restrict our current and future operations, particularly our ability to respond to changes in our business or take certain actions.
          Our revolving credit facility and the indenture governing our notes limit, among other things, our ability and the ability of our subsidiaries to:
•	incur or guarantee additional debt, issue certain equity securities or enter into sale and leaseback transactions;

•	pay dividends or distributions on our shares or repurchase our shares, redeem subordinated debt or make other restricted

•	payments;

•	incur dividend or other payment restrictions affecting certain of our subsidiaries;

•	issue equity securities of subsidiaries;

•	make certain investments or acquisitions;

•	create liens on our assets;

•	enter into transactions with affiliates;

•	consolidate, merge or transfer all or substantially all of our assets; and

•	transfer or sell assets, including shares of our subsidiaries.
          Our revolving credit facility also requires us, and our future credit facilities may require us, to maintain specified financial ratios and satisfy specified financial tests, some of which become more restrictive over time. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may be unable to meet those tests. As a result of these covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be considered beneficial to us. The breach of any of these covenants could result in an event of default under our revolving credit facility or any future credit facilities or under the indenture governing our notes. Under our revolving credit facility, our failure to pay certain amounts when due to other creditors, including to certain equipment lessors, or the acceleration of such other indebtedness, would also result in an event of default. Upon the occurrence of an event of default under our revolving credit facility or future credit facilities, the lenders could elect to stop lending to us or declare all amounts outstanding under such credit facilities to be immediately due and payable. Similarly, upon the occurrence of an event of default under the indenture governing our notes, the outstanding principal and accrued interest on the notes may become immediately due and payable. If amounts outstanding under such credit facilities and indenture were to be accelerated, or if we were not able to borrow under our revolving credit facility, we could become insolvent or be forced into insolvency proceedings and you could lose your investment in us.
We may not be able to generate sufficient cash flow to meet our debt service and other obligations due to events beyond our control.
          Our ability to generate sufficient operating cash flow to make scheduled payments on our indebtedness and meet other capital requirements will depend on our future operating and financial performance. Our future performance will be impacted by a range of economic, competitive and business factors that we cannot control, such as general economic and financial conditions in our industry or the economy generally.
          A significant reduction in operating cash flows resulting from changes in economic conditions, increased competition, reduced work or other events could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to service our debt and other obligations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as selling assets, restructuring or refinancing our indebtedness, seeking additional equity capital or reducing capital expenditures. We may not be able to affect any of these alternative strategies on satisfactory terms, if at all, or they may not yield sufficient funds to make required payments on our indebtedness.
Currency rate fluctuations could adversely affect our ability to repay our 8 3/4% senior notes and may affect the cost of goods we purchase.
          We have entered into cross-currency and interest rate swaps that represent economic hedges of our 8 3/4% senior notes, which are denominated in U.S. dollars. The current exchange rate between the

Canadian and U.S. dollars as compared to the rate implicit in the swap agreement has resulted in a large liability on the balance sheet under the caption “derivative financial instruments.” If the Canadian dollar increases in value or remains at its current value against the U.S. dollar, then if we repay the 8 3/4% senior notes prior to their maturity in 2011, we will have to pay this liability.
          Exchange rate fluctuations may also cause the price of goods to increase or decrease for us. For example, a decrease in the value of the Canadian dollar compared to the U.S. dollar would proportionately increase the cost of equipment which is sold to us or priced in U.S. dollars.
If we are unable to obtain surety bonds or letters of credit required by some of our customers, our business could be impaired.
          We are at times required to post a bid or performance bond issued by a financial institution, known as a surety, to secure our performance commitments. The surety industry experiences periods of unsettled and volatile markets, usually in the aftermath of substantial loss exposures or corporate bankruptcies with significant surety exposure. Historically, these types of events have caused reinsurers and sureties to reevaluate their committed levels of underwriting and required returns. If for any reason, whether because of our financial condition, our level of secured debt or general conditions in the surety bond market, our bonding capacity becomes insufficient to satisfy our future bonding requirements, our business and results of operations could be adversely affected.
          Some of our customers require letters of credit to secure our performance commitments. Our second amended and restated revolving credit facility provides for the issuance of letters of credit up to $125.0 million, and at March 31, 2008, we had $20.0 million of issued letters of credit outstanding. One of our major contracts allows the customer to require up to $50.0 million in letters of credit. If we were unable to provide letters of credit in the amount requested by this customer, we could lose business from such customer and our business and cash flow would be adversely affected. If our capacity to issue letters of credit under our revolving credit facility and our cash on hand is insufficient to satisfy our customers requirements, our business and results of operations could be adversely affected.
A change in strategy by our customers to reduce outsourcing could adversely affect our results.
          Outsourced mining and site preparation services constitute a large portion of the work we perform for our customers. For example, our mining and site preparation project revenues constituted approximately 63%, 75% and 74% of our revenues in each of fiscal years 2008, 2007 and 2006 respectively. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work.
Our operations are subject to weather-related factors that may cause delays in our project work.
          Because our operations are located in western Canada and northern Ontario, we are often subject to extreme weather conditions. While our operations are not significantly affected by normal seasonal weather patterns, extreme weather, including heavy rain and snow, can cause delays in our project work, which could adversely impact our results of operations.

We are dependent on our ability to lease equipment, and a tightening of this form of credit could adversely affect our ability to bid for new work and/or supply some of our existing contracts.
          A portion of our equipment fleet is currently leased from third parties. Further, we anticipate leasing substantial amounts of equipment to perform the work on contracts for which we have been engaged in the upcoming year, particularly the overburden removal contract with Canadian Natural. Other future projects may require us to lease additional equipment. If equipment lessors are unable or unwilling to provide us with the equipment we need to perform our work, our results of operations will be materially adversely affected.
Our business is highly competitive and competitors may outbid us on major projects that are awarded based on bid proposals.
          We compete with a broad range of companies in each of our markets. Many of these competitors are substantially larger than we are. In addition, we expect the anticipated growth in the oil sands region will attract new and sometimes larger competitors to enter the region and compete against us for projects. This increased competition may adversely affect our ability to be awarded new business.
          Approximately 80% of the major projects that we pursue are awarded to us based on bid proposals, and projects are typically awarded based in large part on price. We often compete for these projects against companies that have substantially greater financial and other resources than we do and therefore can better bear the risk of under pricing projects. We also compete against smaller competitors that may have lower overhead cost structures and, therefore, may be able to provide their services at lower rates than we can. Our business may be adversely impacted to the extent that we are unable to successfully bid against these companies. The loss of existing customers to our competitors or the failure to win new projects could materially and adversely affect our business and results of operations.
A significant amount of our revenue is generated by providing non-recurring services.
          More than 61% of our revenue for 2008 was derived from projects which we consider to be non-recurring. This revenue primarily relates to site preparation and Piling services provided for the construction of extraction, upgrading and other oil sands mining infrastructure projects.
Environmental laws and regulations may expose us to liability arising out of our operations or the operations of our customers.
          Our operations are subject to numerous environmental protection laws and regulations that are complex and stringent. We regularly perform work in and around sensitive environmental areas such as rivers, lakes and forests. Significant fines and penalties may be imposed on us or our customers for noncompliance with environmental laws and regulations, and our contracts generally require us to indemnify our customers for environmental claims suffered by them as a result of our actions. In addition, some environmental laws impose strict, joint and several liability for investigative and remediation costs in relation to releases of harmful substances. These laws may impose liability without regard to negligence or fault. We also may be subject to claims alleging personal injury or property damage if we cause the release of, or any exposure to, harmful substances.
          We own or lease, and operate, several properties that have been used for a number of years for the storage and maintenance of equipment and other industrial uses. Fuel may have been spilled, or hydrocarbons or other wastes may have been released on these properties. Any release of substances by us or by third parties who previously operated on these properties may be subject to laws which impose joint and several liability for clean-up, without regard to fault, on specific classes of persons who are considered to be responsible for the release of harmful substances into the environment.

Our projects expose us to potential professional liability, product liability, warranty or other claims.
          We install deep foundations, often in congested and densely populated areas, and provide construction management services for significant projects. Notwithstanding the fact that we generally will not accept liability for consequential damages in our contracts, any catastrophic occurrence in excess of insurance limits at projects where our structures are installed or services are performed could result in significant professional liability, product liability, warranty or other claims against us. Such liabilities could potentially exceed our current insurance coverage and the fees we derive from those services. A partially or completely uninsured claim, if successful and of a significant magnitude, could result in substantial losses.
We may not be able to achieve the expected benefits from any future acquisitions, which would adversely affect our financial condition and results of operations.
          We intend to pursue selective acquisitions as a method of expanding our business. However, we may not be able to identify or successfully bid on businesses that we might find attractive. If we do find attractive acquisition opportunities, we might not be able to acquire these businesses at a reasonable price. If we do acquire other businesses, we might not be able to successfully integrate these businesses into our then-existing business. We might not be able to maintain the levels of operating efficiency that acquired companies will have achieved or might achieve separately. Successful integration of acquired operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. Because of difficulties in combining operations, we may not be able to achieve the cost savings and other size-related benefits that we hoped to achieve through these acquisitions. Any of these factors could harm our financial condition and results of operations.
Aboriginal peoples may make claims against our customers or their projects regarding the lands on which their projects are located.
          Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. Any claims that may be asserted against our customers, if successful, could have an adverse effect on our customers which may, in turn, negatively impact our business.
Unanticipated short term shutdowns of our customers’ operating facilities may result in temporary cessation or cancellation of projects in which we are participating.
          The majority of our work is generated from the development, expansion and ongoing maintenance of oil sands mining, extraction and upgrading facilities. Unplanned shutdowns of these facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures, could lead to the temporary shutdown or complete cessation of projects in which we are working. When these events have happened in the past, our business has been adversely affected. Our ability to maintain revenues and margins may be affected to the extent these events cause reductions in the utilization of equipment.
Many of our senior officers have either recently joined the company or have just been promoted and have only worked together as a management team for a short period of time.
          We recently made several significant changes to our senior management team. We promoted our Vice President Business Development and Estimating to the role of Vice President Operations in September 2007. We promoted our Director of Business Development to the role of Vice President Business Development and Estimating in September 2007, we promoted our General Manager Heavy Construction and Mining to the role of Vice President Supply Chain in December 2007 and in January 2008 we recruited and hired a new Chief Financial Officer and a new Vice President Finance. As a result of these and other recent changes in senior management, many of our officers have only worked together as a management team for a short period of time and do not have a long history with us. Because our senior management team is responsible for the management of our business and operations, failure to successfully integrate our senior management team could have an adverse impact on our business, financial condition and results of operations.
Risks Related to Our Common Shares
Fluctuations in the value of the Canadian and U.S. dollars can affect the value of our common shares and future dividends, if any.
          Our operations and our principal executive offices are in Canada. Accordingly, we report our results in Canadian dollars. If you are a U.S. shareholder, the value of your investment in us will fluctuate as the U.S. dollar rises and falls against the Canadian dollar. Also, if we pay dividends in the future, we will pay those dividends in Canadian dollars. Accordingly, if the U.S. dollar rises in value relative to the Canadian dollar, the U.S. dollar value of the dividend payments received by a U.S. common shareholder would be less than they would have been if exchange rates were stable.
If our share price fluctuates, you could lose a significant part of your investment.
          There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. The market price of our common shares is likely to be similarly volatile, and an investor may not be able to resell our shares at or above the price at which the investor acquired the shares due to fluctuations in the market price of our common shares, including changes in price caused by factors unrelated to our operating performance or prospects.
Specific factors that may have a significant effect on the market price for our common shares include:
•	changes in projections as to the level of capital spending in the oil sands region;

•	changes in stock market analyst recommendations or earnings estimates regarding our common shares, other comparable companies or the construction or oil and gas industries generally;

•	actual or anticipated fluctuations in our operating results or future prospects;

•	reaction to our public announcements;

•	strategic actions taken by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business and operations;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	adverse conditions in the financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

•	sales of common shares by us, members of our management team or our existing shareholders; and

•	the extent of analysts’ interest in following our company.
Future sales, or the perception of future sales, of a substantial amount of our common shares may depress the price of our common shares.
          Future sales, or the perception of the availability for sale, of substantial amounts of our common shares could adversely affect the prevailing market price of our common shares and could impair our ability to raise capital through future sales of equity securities at a time and price that we deem appropriate.

          We may issue our common shares or convertible securities from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of common shares or convertible securities that we may issue could be significant. We may also grant registration rights covering those shares or convertible securities in connection with any such acquisitions and investments. Any additional capital raised through the sale of our common shares or securities convertible into our common shares will dilute your percentage ownership in us.
We currently do not intend to pay cash dividends on our common shares, and our ability to pay dividends is limited by the indenture that governs our notes, our subsidiaries’ ability to distribute funds to us and Canadian law.
          We have never paid cash dividends on our common shares. It is our present intention to retain all future earnings for use in our business, and we do not expect to pay cash dividends on the common shares in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors considers relevant. Our ability to declare dividends is restricted by the terms of the indenture that governs our notes. See “Description of Certain Indebtedness.”
          Substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.
          Our ability to pay dividends is also subject to the satisfaction of a statutory solvency test under Canadian law, which requires that there be no reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would, after payment of the dividend, be less than the aggregate of our liabilities and stated capital of all classes.
Our principal shareholders are in a position to affect our ongoing operations, corporate transactions and other matters, and their interests may conflict with or differ from your interests as a shareholder.
          Investment entities controlled by The Sterling Group, L.P., Perry Strategic Capital Inc. and SF Holding Corp., whom we collectively refer to as the sponsors, collectively held over 25% of our common shares. As a result, the sponsors and their affiliates will be able to exert influence over the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors, if they were to act together.
          Regardless of whether the sponsors maintain a significant interest in our common shares, so long as a designated affiliate of each sponsor holds our common shares, such sponsor will have certain rights, including the right to obtain copies of financial data and other information regarding us, the right to consult with and advise our management and the right to visit and inspect any of our properties and facilities. See “Interest of Management and Others in Material Transactions — Voting and Corporate Governance Agreement.”
          For so long as the sponsors own a significant percentage of our outstanding common shares, even if less than a majority, the sponsors will be able to exercise influence over our business and affairs, including the incurrence of indebtedness by us, the issuance of any additional common shares or other equity securities, the repurchase of common shares and the payment of dividends, if any, and will have the power to influence the outcome of matters submitted to a vote of our shareholders, including election of directors, mergers, consolidations, sales or dispositions of assets, other business combinations and amendments to our articles of incorporation. The interests of the sponsors and their affiliates may not coincide with the interests of our other shareholders. In particular, the sponsors and their affiliates are in the business of making investments in companies and they may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. The sponsors and their affiliates may also pursue, for their own account, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as the sponsors and their affiliates continue to own a significant portion of the outstanding common shares, they will continue to be able to influence our decisions.
We are a holding company and rely on our subsidiaries for our operating funds, and our subsidiaries have no obligation to supply us with any funds.
          We are a holding company with no operations of our own. We conduct our operations through subsidiaries and are dependent upon our subsidiaries for the funds we need to operate. Each of our subsidiaries is a distinct legal entity and has no obligation to transfer funds to us. The ability of our subsidiaries to transfer funds to us could be restricted by the terms of our financings. The payment of dividends to us by our subsidiaries is subject to legal restrictions as well as various business considerations and contractual provisions, which may restrict the payment of dividends and distributions and the transfer of assets to us.
You may be unable to enforce actions against us and some of our directors and officers under U.S. federal securities laws.
          We are a corporation incorporated under the Canada Business Corporations Act. Consequently, we are and will be governed by all applicable provincial and federal laws of Canada. Several of our directors and officers reside principally in Canada. Because these persons are located outside the United States, it may not be possible for you to effect service of process within the United States upon those persons. Furthermore, it may not be possible for you to enforce against us or them, in or outside the United States, judgments obtained in U.S. courts, because substantially all of our assets and the assets of these persons are located outside the United States. We have been advised that there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, our directors and officers or other persons named in this prospectus.
ADDITIONAL INFORMATION
Experts
          KPMG LLP is the external auditor of the Company who prepared the Report of Independent Registered Public Accounting Firm dated June 20, 2008, with respect to the financial statements of the Company as at March 31, 2008, 2007 and 2006 consisting of the consolidated balance sheets as at March 31, 2008 and March 31, 2007 and the consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for each of the years in the three-year period ended March 31, 2008. KPMG LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

Additional Information
          Additional information relating to the Company may be found on SEDAR at (www.sedar.com). Additional information, including information in respect of (i) the remuneration and indebtedness of the directors and executive officers of the Company, (ii) the principal holders of our security of the Company, and (iii) securities authorized for issuance under equity compensation plans, is contained in our information circular for our most recent annual meeting of holders of common shares that involved the election of the Company’s directors and our management’s discussion and analysis of financial condition and results of operations for the year ended March 31, 2008. Additional financial information is provided in the Company’s financial statements for the year ended March 31, 2008.
Additional information relating to us may be found on SEDAR at (www.sedar.com) and on EDGAR at (www.sec.gov).

GLOSSARY
The following are definitions of certain terms commonly used in our industry and this annual information form.
“Bitumen” means the molasses-like substance that comprises the oil in the oil sands.
“Coker” means a vessel in which bitumen is cracked into its fractions and from which coke is withdrawn to start the process of converting bitumen to upgraded crude oil.
“Established reserves” means those reserves recoverable under current technology and present and anticipated economic conditions specifically proved by drilling, testing or production, plus the portion of contiguous recoverable reserves that are interpreted to exist from geological, geophysical or similar information with reasonable certainty.
“Muskeg” means a swamp or bog formed by an accumulation of sphagnum moss, leaves and decayed matter resembling peat.
“Naphtha” is a refined petroleum product in the lighter classification that is often used to make gasoline.
“Oil sands” means the grains of sand covered by a thin layer of water and coated by heavy oil, or bitumen
“Overburden” means the layer of rocky, clay-like material that covers the oil sands.
“Ultimately recoverable oil reserves” means an estimate of the initial established reserves that will have been developed in an area by the time all exploratory and development activity has ceased, having regard for the geological prospects of that area and anticipated technology and economic conditions.
Ultimate recoverable oil reserves include cumulative production, remaining established reserves and future additions through extensions and revisions to existing pools and the discovery of new pools. Ultimate potential can be expressed by the following simple equation: Ultimate potential • initial established reserves additions to existing pools future discoveries.
“Upgrading” means the conversion of heavy bitumen into a lighter crude oil by increasing the hydrogen to carbon ratio, either through the removal of carbon (coking) or the addition of hydrogen (hydroprocessing).

EXHIBIT A
North American Energy Partners Inc.
AUDIT COMMITTEE CHARTER
1.	MANDATE & AUTHORITY
1.1
The Board of Directors (the “Board”) of North American Energy Partners Inc. (the “Company”) has established an Audit Committee (the “Committee”) to assist the Board in meeting its oversight responsibilities. The Committee’s responsibilities are summarized as follows:

a)	monitor the integrity of the Company’s financial and related information of the Company including its financial statements;

b)	monitor the system of internal controls over financial reporting;

c)	monitor the disclosure controls and procedures;

d)	oversee the work of the external auditor;

e)	monitor the internal audit function;

f)	identify and monitor the financial risks of the Company;

g)	establish the Company’s ethics reporting procedures; and

h)	monitor the Company’s compliance with legal and regulatory requirements.
1.2
While the Committee shall have the responsibilities and powers set forth in this charter, it shall not be the responsibility of the Committee to determine whether the Company’s financial statements are complete, accurate or prepared in accordance with generally accepted accounting principles, to manage financial risks or to conduct audits. These are the responsibilities of management and the external auditor in accordance with their respective roles.

1.3
The Committee will take reasonable steps to ensure that management establishes and maintains the controls, procedures and processes that comply with all appropriate laws, regulations or policies of the Company. It is not the responsibility of the Committee to conduct investigations or to ensure compliance with laws or regulations or Company policies. Management is responsible for establishing and maintaining the controls, procedures and processes over these matters and the Committee has the responsibility to ensure they exist.

1.4
The Committee has the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee has the authority to engage independent counsel and other advisors, as it determines necessary to carry out its duties. The Company will provide the resources and funding required by the Committee to carry out its duties.

1.5
The Committee shall also have unrestricted access to the Company’s personnel and documents and will be provided with the resources to carry out its responsibilities. The Committee shall have direct communication channels with the external auditor and the individual responsible for the internal auditor function to discuss and review specific issues as appropriate.

2.	MEMBERSHIP
2.1	The Committee shall be composed of a minimum of three (3) directors of the Company. Each member of the Committee shall be appointed by the Board.

2.2	The Board shall appoint one of the members to be the Chair of the Committee.

2.3
All members of the Committee shall be “independent” as that term is defined under the requirements of applicable securities laws and the standards of any stock exchange on which the Company’s securities are listed, taking into account any transitional provisions that are permitted.

2.4
Members shall serve one-year terms and may serve consecutive terms to ensure continuity of experience. Members shall be reappointed each year to the Committee by the Board at the Board meeting that coincides with the annual shareholder meeting. A member of the Committee shall automatically cease to be a member upon ceasing to be a director of the Company. Any member may resign or be removed by the Board from membership on the Committee or as Chair.

2.5
All members of the Committee must be “financially literate” as that qualification is interpreted by the Board or acquire such literacy within a reasonable period of time after joining the Committee. At the present time, the Board interprets “financial literacy” to mean a basic understanding of finance and accounting and the ability to read and understand financial statements (including the related notes) of the sort released or prepared by the Company in the normal course of its business.

2.6	At least one member of the Committee shall be an “audit committee financial expert” who shall possess the attributes outlined in Appendix A.

2.7
No director who is currently serving on the audit committee of another public company will be appointed to the Committee unless the Board determines that such simultaneous service would not impair the ability of such member to serve on the Committee. The maximum number of audit committees a director can serve on at any one time is set at three by the NYSE.

2.8	The responsibilities of a member of the Committee are in addition to that member’s duties as a member of the Board.

2.9	The Company is responsible for the orientation and continuing education of the members.

3.	MEETINGS
3.1	Committee meetings will be conducted in a manner consistent with the Company By-laws, the Audit Committee Charter and the applicable business corporation act.

3.2	The Notice of Meeting will be governed by the Company By-laws. Meetings will be called by the Chair or any other member of the Committee as appropriate.

3.3	The Chair shall determine the time, place and procedures for Committee meetings, subject to the requirements of this Charter.

3.4	Any director of the Company may attend Committee meetings, however, only members of the Committee are eligible to vote or establish a quorum.

3.5
The external auditor will be requested to attend the meetings where the Committee is reviewing quarterly or annual financial statements. The Committee or any member may request that the external auditor appear before the Committee at any time.

3.6	The Committee will meet a minimum of four times per year and shall determine whether additional meetings are required.

3.7
The Chair of the Committee shall preside at and chair all meetings of the Committee. If the Chair is absent from a meeting, the remaining members of the Committee shall appoint a member to act as Chair for that meeting.

3.8
A quorum for a meeting will be established if a majority of the members are present. Members of the Committee may participate in a meeting through any means which permits all parties to communicate adequately with each other. Any member not physically present but participating in the meeting through such means is deemed to be present at the meeting. A quorum, once established, is maintained even if members of the Committee leave before the meeting concludes.

3.9	In the event of a tie vote on a resolution, the issue will be forwarded to the full board for a vote.

3.10	A resolution signed by all members of the Committee entitled to vote on that resolution is as valid as if it had been passed at a meeting of the Committee.

3.11	In-camera sessions will be held as deemed necessary by the Committee with the external auditor, the individual responsible for the internal audit function, management and the Committee by itself.

3.12	The Corporate Secretary or another person appointed by the Chair will act as secretary of the Committee meetings.

3.13	The secretary of the meeting will keep minutes of each meeting, which shall record the decisions reached by the Committee.

3.14
The minutes shall be distributed to Committee members with copies provided to (a) the Board; (b) the CEO; (c) the Vice President Finance; (d) the external auditor; and (e) the individual responsible for the internal audit function.

3.15	The Corporate Secretary or another person will file the Committee minutes and all meeting material with the corporate minute books.
4.	RESPONSIBILITIES
4.1	General
4.1.1	The Committee will meet as set out in section 3 above.

4.1.2	The Committee will report to the Board on all matters in this charter as well as such matters as the Board may from time to time refer or delegate to the Committee.

4.1.3
The Committee will maintain a formal written Committee charter and annually assess the adequacy of the charter, submit such evaluation to the Board and recommend any proposed changes to the Board for approval.

4.1.4	The Committee members will conduct an assessment of the effectiveness of the Committee.
4.2	Financial reporting and internal controls
4.2.1	Annual financial statements

The Committee is responsible for the assessment of the annual audited financial statements of the Company and to recommend approval of the statements to the Board.

4.2.2	Interim financial statements

The Committee is responsible for the assessment and approval of the quarterly interim unaudited financial statements.

4.2.3	Accounting policies

The Committee will review and discuss with management and the external auditor, as appropriate, the Company’s financial reporting policies, including changes in or adoptions of, accounting standards and principles and disclosure practices.

The Committee will review with management and the external auditor their qualitative judgments about the appropriateness, not just the acceptability, of accounting principles and accounting disclosure practices used or proposed to be used and particularly, the degree of aggressiveness or conservatism of the Company’s accounting principles and underlying estimates.

4.2.4	Internal controls over financial reporting

The Committee will review and discuss with management, the external auditor and others, as appropriate, the existence and design of the Company’s internal controls over financial reporting established by management and the effectiveness of such controls.

The Committee will monitor the work undertaken by management to design and implement and to provide an assessment of the effectiveness of its system of internal control over financial reporting. The Committee will review and discuss with the external auditor, when required, the opinion on management’s assessment of the effectiveness of its system of internal controls over financial reporting.

4.2.5	Disclosure controls and procedures

The Committee will review and discuss with management, the external auditor and others, as appropriate, the existence and design of the Company’s disclosure controls and procedures established by management and the effectiveness of such controls.

The Committee will review and approve the disclosure policy of the Company and periodically assess the adequacy of such policy for completeness and accuracy. The Committee will ensure that the Company has satisfactory procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements. The Committee will also monitor and oversee the activities of the Company’s Disclosure Committee.

4.2.6	Other public disclosures

The Committee will review and approve, and in some instances recommend approval to the Board, material financial disclosures in the following documents prior to their public release or filing with securities regulators:

a)	management’s discussion and analysis;

b)	any prospectus or offering document;

c)	annual reports or annual information forms;

d)
all material financial information required by securities regulations (e.g., Forms 6-K, 20-F and F-4) including all exhibits thereto (including the certifications required of the Company’s principal executive officer and principal financial officer);

e)	any related-party transactions;

f)	any off balance sheet structures;

g)	any correspondence with securities regulators or government financial agencies; and

h)	news or press releases, containing audited or unaudited financial information, including the type and presentation of information and in particular any pro-forma or non-GAAP information.
4.3	External Auditor
4.3.1
The Committee shall recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing the auditor’s report or performing other audit, review or attest services for the Company and the compensation of the external auditor and, as necessary, review and recommend to the Board the discharge of the external auditor.

4.3.2
In the event of a change of external auditor, the Committee shall review all issues and provide documentation to the Board related to the change, including the information to be included in the Notice of Change of Auditors and the planned steps for an orderly transition period.

4.3.3	The Committee shall engage the external auditor for the purpose of preparing or issuing the auditor’s report or performing other audit, review or attest services for the Company.

4.3.4	The Committee shall review the audit scope and plan of the external auditor.

4.3.5	The external auditor shall report directly to the Committee.

4.3.6	The Committee will review and discuss with management and the external auditor, as appropriate, at the completion of the annual audit and each quarterly review:
a)	the external auditor’s audit or review of the financial statements and its report thereon;

b)	any significant changes required to be made in the external auditor’s audit plan;

c)	any serious difficulties or disputes between management and the external auditor during the course of the quarterly review or annual audit;

d)	any improper influence by officers on the external auditor;

e)	any special audit or review steps adopted in light of material control deficiencies;

f)	the summary of adjusted and unadjusted differences;

g)	any related findings and recommendations of the external auditor together with management’s responses including the status of previous recommendations; and

h)	any other matters related to the conduct of the external audit, which are to be communicated to the Committee by the external auditor under generally accepted auditing standards.
4.3.7	The Committee shall take reasonable steps to confirm the independence of the external auditor, which shall include but shall not be limited to:
a)
ensuring receipt, at least annually, from the external auditor of a formal written statement delineating all relationships between the external auditor and the Company, including non-audit services provided to the Company;

b)	considering and discussing with the external auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditor;

c)	enquiring into and determining the appropriate resolution of any conflict of interest in respect of the external auditor;

d)	reviewing and approving the Company’s hiring policies regarding the hiring of partners, employees and former partners and employees of the Company’s existing and former external auditor;

e)	requesting the rotation of the lead audit partner every five (5) years; and

f)	giving consideration to the rotation of the audit firm on a periodic basis.
4.3.8
The Committee shall pre-approve any non-audit services to be provided to the Company or its subsidiaries by the external auditor except that the Committee has delegated a deminimus level of $20,000 per annum to the Audit Committee Chair who will report to the Audit Committee at their next meeting of any work approved within this limit.

4.3.9
The Committee will review the nature of work performed by audit firms (other than the external auditor) to ensure that at least one of the nationally recognized firms remains independent in the event a change in external auditor is necessary or desired.

4.4	Internal Audit Function
4.4.1	The Committee will determine if an internal audit function should exist taking into account any legislative or listing requirements.

4.4.2	The individual responsible for the internal auditor function reports administratively to the President and has a functional reporting relationship to the Chair of the Committee.

4.4.3
The Committee will review management’s proposed appointment, termination or replacement of the internal audit function. If the Company out-sources its internal audit function, the Company’s external auditor cannot be engaged to perform such services.

4.4.4
The Committee will review the responsibility and charter as well as the effectiveness of the internal audit function on an annual basis. The effectiveness assessment will include a review of its reporting relationships, activities, resources, its independence from management and its working relationship with the external auditor.

4.4.5	The Committee will review and approve the annual internal audit plan, scope of work and ensure that the internal audit plan is coordinated with the activities of the external auditor.

4.4.6	The Committee will review all internal audit reports and management’s responses.
4.5	Risk Management

The Committee shall review the significant financial risks and approve the Company’s policies to manage such financial risk including the Anti-Fraud Policy.

4.6	Ethics Reporting
4.6.1	The Committee is responsible for the establishment of a policy and procedures for:
a)	the receipt, retention and treatment of any complaint received by the Company regarding financial reporting, accounting, internal accounting controls or auditing matters; and

b)	the confidential, anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters.
4.6.2	The Committee will review, on a timely basis, serious violations of the Code of Conduct and Ethics Policy including all instances of fraud.

4.6.3	The Committee will review on a summary basis at least quarterly all reported violations of the Code of Conduct and Ethics Policy.
4.7	Legal and Regulatory Compliance
4.7.1	The Committee will review any litigation, claim or other contingent liability, including any tax reassessment that could have a material affect on the financial statements.

4.7.2	The Committee will review compliance with applicable financial, tax or securities regulations and the accuracy and timeliness of filings with regulators.

4.7.3	The Committee will review compliance by management in filing and paying all statutory withholdings within the prescribed time.

Prepared By:	Approved By:	Date of Approval and Issue:

/s/ Vincent Gallant	/s/ Allen Sello

Vincent Gallant	Allen Sello, Chair	December 7, 2006
Vice President, Corporate and	Audit Committee
Secretary

Appendix A: Audit Committee Financial Expert
At least one member of the Committee shall be an “audit committee financial expert” who shall possess the attributes outlined below:
1.	An understanding of generally accepted accounting principles and financial statements;

2.	The ability to assess the general application of generally accepted accounting principles in connection with the accounting for estimates, accruals and reserves;

3.
Experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience in actively supervising one or more persons engaged in such activities;

4.	An understanding of internal control over financial reporting;

5.	An understanding of audit committee functions;

6.
As provided in the rules of the SEC, the designation or identification of a person as an audit committee financial expert does not (a) impose on that person any duties, obligations or liability that are greater than the duties, obligations or liability imposed on that person as a member of the Committee and the Board in the absence of such designation or identification or (b) affect the duties, obligations or liability of any other member of the Committee or the Board; and

7.	A member of the Committee may qualify as an audit committee financial expert as a result of his or her:
(a)
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(d)	other relevant experience.